Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158478

GLOBAL INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED JANUARY 22, 2013

TO THE PROSPECTUS DATED APRIL 27, 2012

This Supplement No. 2 (the “Supplement”) should be read in conjunction with the prospectus of Global Income Trust, Inc. dated April 27, 2012 and the additional information incorporated by reference herein and described under the heading “Incorporation of Certain Information By Reference” in this Supplement. This Supplement replaces all prior stickers and supplements to the prospectus. Unless otherwise defined herein, capitalized terms used herein have the same meanings as in the prospectus. The terms “we,” “our,” “us” and “Global Income Trust” means Global Income Trust, Inc. and its subsidiaries.

The purpose of this Supplement is to update certain information contained in the prospectus.

	Supplement No. 2 Page No.	Prospectus - Related Section/Page No.

Status of Our Offering	1	N/A
Our Investments	2	90
Certain Relationships and Related Transactions	11	127
Distribution Policy	13	134
Risk Factors	14	26
Forward Looking Statements	17	57
Conflicts of Interest	18	71
Prior Performance Summary	19	98
Selected Financial Data	20	103
Management	24	104
The Advisor and the Advisory Agreement	29	113
Summary of Redemption Plan	30	131
Plan of Distribution	30	171
Experts	30	181
Incorporation of Certain Information by Reference	31	181

STATUS OF OUR OFFERING

This section contains certain information that supplements and updates the information under, and should be read together with, our discussions under the sections “PROSPECTUS SUMMARY” beginning on page 1 and “PLAN OF DISTRIBUTION” beginning on page 171 of the prospectus.

We commenced an initial public offering of shares of our common stock on April 23, 2010. As of January 7, 2013 pursuant to our offering, we had accepted investors’ subscriptions for and issued approximately 6.5 million shares of our common stock resulting in aggregate subscription proceeds of approximately $64.7 million, including approximately $1.5 million for approximately 155,000 shares issued pursuant to our Distribution Reinvestment Plan. As of January 7, 2013, approximately 139.9 million shares of our common stock remain available for sale in our primary offering, and approximately 3.6 million shares of our common stock remain available for issuance under our Distribution Reinvestment Plan. We reserve the right to reallocate the shares we are offering between the primary offering and the Distribution Reinvestment Plan.

OUR INVESTMENTS

This section contains certain information that supplements and updates the information under, and should be read together with, the section “OUR INVESTMENTS” beginning on page 90 of the prospectus.

Real Estate Portfolio

We make real estate investments directly through entities wholly owned by our Operating Partnership, or indirectly through other entities. Our existing real estate portfolio consisted of the following acquired properties as of the date of this Supplement:

Property Name and Location	Type	Acquisition Date Information			Approx. Leasable Square Feet	Approx. Annualized Base Rent (in millions)(4)	Approx. % Leased	Major Tenants
		Date Acquired (1)	Contract Purchase Price (2) (in millions)	Estimated Going-In Cap Rate (3)

Domestic Properties:

Austin Property Pflugerville, Texas	Light Industrial Building	06/08/11	$4.6	9.02%	51,189	$0.4	100%	FedEx Ground Package System, Inc.

Heritage Commons III Fort Worth, Texas	Office Building	06/28/11	$18.8	8.01%	119,001	$2.2	100%	DynCorp International, LLC

Heritage Commons IV Fort Worth, Texas	Office Building	10/27/11	$31.0	8.03%	164,333	$3.4	100%	Mercedes- Benz Financial Services USA, LLC

Jacksonville Property Jacksonville, Florida	Industrial Distribution Facility	10/12/12	$42.5	8.20%	817,680	$3.5	100%	Samsonite, LLC

International Properties:

Giessen Retail Center Giessen, Federal Republic of Germany (“Germany”)	Value Retail Center	03/08/12	$5.2(6)	8.05%	34,704	$0.5(5)	100%	(7)

Worms Retail Center Worms, Germany	Value Retail Center	09/27/12	$5.7(6)	9.26%	41,944	$0.6(5)	100%	(8)

Gütersloh Retail Center Gütersloh, Germany	Value Retail Center	09/27/12	$3.8(6)	8.43%	19,375	$0.4(5)	100%	(9)

Bremerhaven Retail Center Bremerhaven, Germany	Value Retail Center	11/30/12	$3.8(6)	8.11%	33,121	$0.4(5)	92%	(10)

Hannover Retail Center Hannover, Germany	Value Retail Center	12/21/12	$5.4(6)	7.62%	26,784	$0.5(5)	100%	(11)

(1)

The date reflected for international acquisitions is the date funds were wired to the seller to close the transaction. Depending on the timing of the wire and the time zone in the jurisdiction of the location of the property, the actual transfer of title may occur on the funding date or the next business day (U.S. time).

(2)	Purchase price excludes closing costs, and acquisition fees and expenses, including the Investment Services Fees payable to our advisor.

(3)

Represents the estimated going-in capitalization rate for the property. We determine the estimated going-in capitalization rate by dividing the property’s projected annualized net operating income (“NOI”) as of the date of acquisition by the purchase price for the property, excluding the Investment Services Fee paid to our advisor and closing costs. For this purpose, NOI consists of rental income and any expense reimbursements from the in-place leases, reduced by property operating expenses. The projected NOI includes assumptions which may not be indicative of the actual future performance of the property, and the actual economic performance of each property for our period of ownership may differ materially from the amounts used in calculating the estimated going-in capitalization rate. These assumptions may include, but may not be limited to, assumptions that in-place tenants will continue to perform under their lease agreements during the 12 months following our acquisition of the property, and assumptions concerning estimates of timing and rental rates related to re-leasing vacant space.

(4)	Represents the base rent as of December 21, 2012, excluding expense reimbursements, multiplied times 12.

(5)	Amounts converted from euros to U.S. dollars at an exchange rate of $1.323, the exchange rate as of December 21, 2012.

(6)	Amounts converted from euros to U.S. dollars at exchange rates applicable on the dates of acquisition.

(7)	The property is leased to six tenants, each of which occupies greater than 10% of the available space. It is anchored by a drugstore and surrounded by five other complimentary value retail operations.

(8)	The property is anchored by a popular value grocer, with five other tenants with complimentary retail activities. Of the six tenants, all but one leases at least 10% of the rentable space.

(9)	The property is 100% leased to a single grocer.

(10)	The property is 92% occupied, with the largest tenant being a popular value grocer and two other tenants in complementary activities. Each of the three tenants represents greater than 10% of the available space.

(11)	The largest tenant is the same popular value grocer that leases space at the properties located in Worms and Bremerhaven, Germany. There are three other tenants with complimentary retail activities. Three of the four tenants have leased at least 10% of the available space.

Lease Expirations of the Real Property Portfolio

The following table lists, on an aggregate basis, all of the scheduled lease expirations for each of the years ending December 31, 2012 through December 31, 2022 for our properties owned as of the date of this Supplement. The table shows the approximate annualized base rent and percentage of annualized rent represented by the leases at their expiration dates.

Year of Expiration (1)	Number of Leases	Approximate Square Feet	% of Total Leased Area	Base Annual Rental Income of Expiring Leases (2)(3)	% of Annual Rents

2013	1(4)	9,715	0.7%	$47,639	0.4%
2014	–	–	–	–	–
2015	2	6,525	0.5%	130,885	1.0%
2016	6	78,065	6.0%	822,273	6.3%
2017	5	28,027	2.1%	381,228	2.9%
2018	4	1,105,438	84.7%	10,414,469	79.4%
2019	2	22,916	1.8%	318,624	2.4%
2020	1	15,572	1.2%	319,323	2.4%
2021	–	–	–	–	–
2022	3	39,278	3.0%	681,203	5.2%

Total	24	1,305,536	100%	$13,115,644	100%

(1)	Represents current lease expiration and does not take into consideration lease renewals available under existing leases at the option of the tenants.

(2)	Represents the base rent, excluding tenant reimbursements, in the final month prior to expiration multiplied times 12. Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.

(3)	German leases are payable in euros, however, for purposes of this table, amounts are presented using an exchange rate of $1.323. the exchange rate as of December 21, 2012.

(4)	This lease had an original termination date of March 31, 2012. The lease has been automatically extended per the lease agreement to March 31, 2013.

Geographic Diversification of the Real Property Portfolio

The following table provides a summary of the geographic diversification of our portfolio based on the purchase price, excluding Investment Services Fees and other acquisition expenses, of each of the properties which we owned as of December 21, 2012.

Geographic Region	Percentage of Purchase Prices
Texas	45.0%
Florida	35.2%
Germany	19.8%

Total	100.0%

Industry Diversification

The following table provides a summary of the industry diversification of our tenants based on annual base rent as of December 21, 2012.

Industry	Annual Base Rent	Percentage of Annual Base Rent

Distribution services	$3,498,696	29.4%
Government services	2,186,048	18.4%
Automotive & finance	3,434,560	28.9%
Air courier services	421,769	3.5%
Retail	2,357,720	19.8%

Total	$11,898,793	100.0%

Debt Obligations

As of September 30, 2012, we had borrowed approximately $45.8 million in connection with the acquisition of our properties, representing an aggregate debt leverage ratio of 53% of the aggregate book value of our assets.

We had the following indebtedness as of September 30, 2012.

Property and Related Loan	Outstanding Principal Balance (in millions)	Interest Rate	Payment Terms	Maturity Date (1)	% of Total Debt

Heritage Commons III; mortgage loan (2)	$12.1	4.7% per annum	$70,338 monthly principal and interest payments based on a 25-year amortization	7/1/2016	24.3%

Heritage Commons IV; mortgage loan(2)	$20.2	6.018% per annum	$132,307 monthly principal and interest payments based on a 25-year amortization	11/1/2016	48.6%

Heritage Commons IV, mezzanine loan(3)	$4.0	11% per annum	$36,667 monthly interest only payment	11/1/2016	8.1%

Austin Property; draw on Credit Facility; secured by deed of trust (4)	$0.8	Variable, LIBOR plus 2.75% or 3.25%, or lenders prime rate plus 0.25% or 0.75%, depending on certain factors	Monthly interest only payments	3/24/2013	1.6%

Giessen Retail Center(5)	$2.8(5)	3.7% per annum, subject to renegotiation after 10 years	$9,046 monthly interest only payments until March 8, 2017, then $21,269 monthly principal and interest payments through maturity date(5)	3/08/2032	5.6%

Worms Retail Center(6)	$3.6	2.98% per annum	(7)	8/1/2019	7.2%

Gütersloh Retail Center(6)	$2.3	3.17% per annum	(7)	8/1/2019	4.6%

Total	$45.8				100%

(1)	Represents the initial maturity date (or, as applicable, the maturity date as extended as of September 30, 2012). The maturity date may be extended beyond the date shown.

(2)

The loans may be extended for an additional term not to exceed beyond December 1, 2018 and September 1, 2018 for the properties referred to in the table above as Heritage Commons III and Heritage Commons IV, respectively, subject to the interest rate increasing to 9.7% per annum for Heritage Commons III and 11.018% per annum for Heritage Commons IV. The loans may be prepaid only after August 1, 2013 for Heritage Commons III and December 1, 2013 for Heritage Commons IV, subject to a yield maintenance charge. Assuming no prepayment of the loans and they are not extended, the unpaid principal balance due on the loans at maturity is expected to be approximately $11.1 million for Heritage Commons III and $18.7 million for Heritage Commons IV. The lender for the mortgage loans for Heritage Commons III and Heritage Commons IV is JPMorgan Chase Bank, N.A.

(3)

A portion of the purchase price for the property identified in the table as Heritage Commons IV was funded by a mezzanine loan (the “Mezz Loan”) from JPMorgan Chase Bank, N.A. The Mezz Loan runs coterminous with the mortgage loan and has the same extension provision; however, it must be prepaid concurrent with any prepayment of the mortgage loan. The Mezz Loan may be prepaid, subject to the payment of an exit fee equal to a percentage of the related principal amount being prepaid ranging from 1% to 4%, depending on the timing of the prepayment. Assuming no prepayment of the Mezz Loan, the unpaid principal balance due on the loan at maturity will be $4 million. The Mezz Loan is collateralized by our equity interest in the borrower, a wholly-owned subsidiary of our Operating Partnership, which pledged 100% of its membership interest in the borrower to the lender as collateral for the Mezz Loan. Our Operating Partnership has guaranteed certain of the borrower’s obligations under the Mezz Loan agreements.

(4)

In connection with the closing of the acquisition of the property identified in the table above as the Austin Property, we drew $2.8 million on our revolving Credit Facility with JPMorgan Chase Bank, and repaid $2.0 million of that amount as of September 30, 2012. As of the date of this Supplement, the balance of the Credit Facility had been paid down an additional $0.6 million, and it is expected to be paid in full by January 31, 2013. We have decided not to renew the Credit Facility upon its expiration on March 24, 2013.

(5)

The lender is HypoVerensbank, a member of UniCredit Bank AG, Munich. The amount of the loan and the amount of the monthly payments were translated from euros to U.S. dollars at the exchange rate applicable on September 30, 2012.

(6)

In connection with the acquisition of the properties referred to in the table above as the Worms Retail Center and the Gütersloh Retail Center, we obtained a senior secured loan in the aggregate principal amount of approximately $11.2 million (the “Retail Centers Loan”). We agreed to indemnify the lender for any losses it incurs, including prepayment fees that the lender has to pay for the early (partial) cancellation of the refinancing of loan amounts for which fixed interest rates have already been agreed on, which have to be repaid due to the sale of any or all of the properties. In the event of a sale of the properties, or the early repayment of proportionate loan amounts, the lender shall be entitled to a payment of approximately 3.4 million euros with respect to the Worms Retail Center and approximately 2.1 million euros with respect to the Gütersloh Retail Center. The lender has a security interest in the real property, improvements and personal property of the properties, together with an assignment of rents, and a cash sweep account established with the lender to be utilized in the event of certain interest coverage and loan to value ratios are not met. Testing of the financial covenants under the loan agreement will begin in 2013. The lender is Bayerische Landesbank, a German bank, and the loan agreement is governed by the law of Germany. The amounts of the loan were translated from euros to U.S. dollars at the exchange rate applicable on September 30, 2012.

(7)

Interest-only payments are payable semi-annually in arrears, on January 15 and July 15 of each year, during the first five years. Commencing on January 15, 2018, amortized semi-annual payments of principal become due and payable as follows: January 15, 2018 – 1.25% of the original principal balance; July 15, 2018 – 1.25% of the original principal balance; January 15, 2019 – 1.5% of the original principal balance; and July 15, 2019 – 1.5% of the original principal balance.

We incurred the following indebtedness from October 1, 2012 through the date of this Supplement:

Property and Related Loan	Outstanding Principal Balance (in millions)	Interest Rate	Payment Terms	Maturity Date (1)
Jacksonville Property, mortgage loan	$26.7(1)	6.08% per annum	$187,319 monthly principal and interest payments based on a 25-year amortization	9/1/2023

Bremerhaven Retail Center	2.2(2)	2.87% per annum	(3)	8/1/2019

Hannover Retail Center	3.2(2)	2.78% per annum	(3)	8/1/2019

Total	$32.1

(1)

We assumed an existing first mortgage on the property referred to in the above table as the Jacksonville Property. As of the acquisition on October 12, 2012, the outstanding principal balance was $26.7 million. The existing mortgage may be prepaid, in full but not in part, after September 1, 2013, subject to a reinvestment charge for any prepayment occurring sooner than six months before maturity. Any prepayment of all or any portion of the principal balance of the loan before September 1, 2013, will give rise to a default prepayment premium equal to the greater of (i) ten percent (10%) of the outstanding principal balance then outstanding, or the reinvestment change. Assuming no prepayment of the mortgage is made, the outstanding principal balance due and payable in full at maturity is anticipated to be approximately $17.3 million. The existing mortgage is collateralized by the real property, improvements and personal property of the Jacksonville Property, together with an assignment of rents, and the assignment of interest in certain management agreements. The Company has guaranteed the loan. The lender is Thrivent Financial for Lutherans.

(2)

On November 30, 2012, in connection with the acquisition of the property referred to in the above table as the Bremerhaven Retail Center, we drew down on the Retail Centers Loan approximately $2.2 million (based on an exchange rate of $1.297 per euro as of the acquisition date). On December 21, 2012, in connection with the acquisition of the property referred to in the above table as the Hannover Retail Center, we drew down approximately $3.2 million (based on an exchange rate of $1.323 per euro as of the acquisition date). In the event of a sale of the properties, or the early repayment of proportionate loan amounts, the lender shall be entitled to a payment of approximately 2.0 million euros with respect to the Bremerhaven Retail Center, and approximately 2.9 million euros with respect to the Hannover Retail Center. The aggregate outstanding principal balance of the Retail Centers Loan on the maturity date is estimated to be approximately 8.2 million euros, including the Worms Retail Center and the Gütersloh Retail Center. Since the principal balance specified in the agreement is denominated in euros, the amount we will pay at maturity may increase or decrease, depending upon currency exchange rate fluctuations. An increase of +/- 5% in the exchange rate would result in an increase/decrease in the payment at maturity of 0.4 million euros.

(3)

Interest-only payments are payable semi-annually in arrears, on January 15 and July 15 of each year, during the first five years. Commencing on January 15, 2018, amortized semi-annual payments of principal become due and payable as follows: January 15, 2018 – 1.25% of the original principal balance; July 15, 2018 – 1.25% of the original principal balance; January 15, 2019 – 1.5% of the original principal balance; and July 15, 2019 – 1.5% of the original principal balance.

Generally, the loan agreements for our loans contain customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, as set forth in the loan agreements. The loan agreements also contain customary events of default and remedies for the lenders. In the case of mezzanine loans, a default under the senior loan normally triggers a default under the mezzanine loan. The borrowers are normally direct or indirect subsidiaries of our Operating Partnership. Our mortgage loans are generally non-recourse to the borrowers, subject in some cases to certain negotiated carve-outs.

Our Revolving Credit Facility

The following is an addition to the section entitled “OUR INVESTMENTS – Our Revolving Credit Facility” on page 93 of the prospectus.

In June 2012, we modified our existing revolving Credit Facility to reduce the borrowing capacity from $35 million to $25 million. In connection with the modification, certain financial covenants, including the fixed charge coverage ratio, leverage ratio, and the minimum liquidity requirements, were modified. The modification did not change the remaining terms of the original Credit Facility. We wrote off approximately $0.05 million in unamortized loan costs as a result of the modification.

For the quarter ended September 30, 2012, we did not meet the minimum net equity raise requirement under the Credit Facility. On October 3, 2012, the lender waived this requirement for the quarter ended September 30, 2012. In connection with the waiver and in an effort to reduce our fees on the unused portion of the Credit Facility, we agreed to modify the Credit Facility down to $2.8 million. The September modification restricts, subject to certain exceptions, intercompany payments during an event of default, but otherwise does not change the other terms of the Credit Facility, as previously amended. For the quarter ended December 31, 2012, we raised $6.5 million under this offering falling $0.5 million below the minimum net equity raise requirement under the Credit Facility. The shortfall was not significant to our operations or ability to secure financing, and on December 31, 2012, the lender agreed to waive the requirement. The balance of the Credit Facility was $0.8 million at that time, has been subsequently paid down by $0.6 million, and is expected to be paid in full by January 31, 2013. We had previously decided not to renew the Credit Facility upon its expiration on March 24, 2013.

Our Investments

Industrial Distribution Facility in Jacksonville, Florida

On October 12, 2012, through GIT Imeson Park, FL, LLC, a wholly owned subsidiary of our Operating Partnership (the “Subsidiary Buyer”), we acquired a fee simple interest from Imeson West I, LLC, an unaffiliated seller (the “Seller”), in a single-tenant Class A bulk industrial building constructed in 2008, totaling 817,680 square feet, plus 166 parking spaces, situated on a 53-acre site within Imeson International Industrial Park, a 1,500 acre master planned industrial park in Jacksonville, Florida (the “Jacksonville Property”).

The total purchase price for the Jacksonville Property was $42.5 million, exclusive of closing costs. We funded approximately $26.7 million of the purchase price through the Subsidiary Buyer’s assumption of the existing first mortgage on the property held by Thrivent Financial for Lutherans (“Thrivent”). The balance of the purchase price and closing costs was funded from net proceeds of our current public offering.

The Jacksonville Property is 100% leased to Samsonite, LLC, formerly known as Samsonite Corporation, a subsidiary of Samsonite International, S.A., the world’s largest travel luggage company (individually, or collectively, “Samsonite”), and currently serves as Samsonite’s primary North American distribution center. Under the terms of a non-cancelable, triple-net lease, the current annual base rent on the Jacksonville Property is approximately $3.5 million, payable monthly, in the approximate amount of $292,000. During the balance of the initial term of the lease, there remain two fixed rental increases of 12.6% to approximately $328,000 per month commencing on March 1, 2014, and 6.7% to approximately $350,000 per month commencing on March 1, 2017. The lease on the Jacksonville Property has over five years remaining on its 10-year initial term, which expires in February 2018. The lease is subject to two optional renewal periods of five years each, with rental payments for such terms equal to the greater of (i) market rent, or (ii) approximately $350,000 per month for the first extension term, and approximately $390,000 per month for the second extension term. Samsonite is directly responsible for the payment of all real estate taxes, insurance and utilities on the Jacksonville Property. Samsonite is also responsible for reimbursing us for common area maintenance expenses and property management fees.

We believe the Jacksonville Property is suitable for its intended use and is adequately covered by insurance. Management of our advisor currently has no plans for significant renovations or other capital improvements at this property. The Jacksonville Property is managed by our property manager.

Real estate taxes assessed for the year ended December 31, 2011 (the most recent tax year for which information is generally available) were $421,152, calculated by multiplying the property assessed value by the applicable tax millage rates ranging from ..00345 to 1.00353 per $100 of assessed value by the applicable taxing authorities.

For U.S. federal tax purposes, the depreciable basis in the Jacksonville Property is expected to be approximately $38.1 million. Generally, we calculate depreciation expense for U.S. federal income tax purposes by using the straight line method. We depreciate buildings and land improvements based on estimated useful lives of 40 years and 20 years, respectively.

Investment Considerations.    In determining to acquire the Jacksonville Property, we considered various factors. Among the factors considered were the property’s location, the quality of the property, the tenant and the in-place lease, and the Jacksonville Property’s size, strategic location, intermodal infrastructure, diverse economic base, modest construction costs, favorable business environment, and the market for industrial properties. Located in the northeast corner of Florida, Jacksonville, with a Metropolitan Statistical Area (“MSA”) comprised of five counties having an estimated population of 1.3 million, is a gateway to Florida and the rest of the Southeastern United States, providing access to growing domestic markets, as there are approximately 45 million people within an eight hour drive of Jacksonville and approximately 60% of the U.S. population (approximately 179 million people) within a 24-hour drive. In addition, several industry clusters have emerged in Jacksonville, including supply chain logistics, finance and insurance, aviation and aerospace, information technology, life sciences, advanced manufacturing and corporate headquarters (national, regional and divisional). For companies such as Samsonite that depend on supply chain logistics and intermodal capacity, Jacksonville is an attractive destination. The Jacksonville Property is centrally located within a short distance of Interstate 95, Interstate 295, three railways (CSX, Norfolk Southern and Florida East Coast), Jacksonville International Airport, and three regional airports, and has direct access to Jacksonville Port Authority (JAXPORT), a large deep water port with three marine terminals.

The Jacksonville Property is subject to competition for properties and/or tenants in the market area in which the property is located, and the economic performance of the property could be affected by changes in local economic conditions.

In connection with our investment in the Jacksonville Property, we incurred an Investment Services Fee of approximately $786,300 payable to our advisor, which is equal to 1.85% of the purchase price.

Retail Centers in Western Germany

On August 3, 2012, we entered into a purchase and sale agreement (the “PSA”) to acquire a portfolio of four neighborhood retail centers totaling approximately 120,000 square feet, located in the western region of Germany, in the metropolitan areas of Worms, Gütersloh, Hannover and Bremerhaven (each, a “Retail Center” and collectively, the “Retail Centers”). Through our subsidiary, GIT Worms, S.à r.l., a Luxembourg private limited liability company (the “Subsidiary Owner”), we closed on the acquisition of a fee simple interest in all four Retail Centers.

The following table sets forth the acquisition dates, purchase prices, and the identities of the sellers of the Retail Centers.

Property Name and Location	Date Acquired (1)	Contract Purchase Price (2) (in millions)	Seller (3)

Worms Retail Center Worms, Germany	09/27/12	$5.7	REPCO 8 S.A.

Gütersloh Retail Center Gütersloh, Germany	09/27/12	$3.8	REPCO 15 S.A.

Bremerhaven Retail Center Bremerhaven, Germany	11/30/12	$3.8	REPCO 14 S.A.

Hannover Retail Center Hannover, Germany	12/21/12	$5.4	REPCO 2 S.A.

Total:		$18.7

(1)

Acquisition dates reflect the date funds were wired to the sellers to close the transactions. Depending on the timing of the wire and the time zone in the jurisdiction of the location of the Retail Center, the actual transfer of title may occur on the funding date or the next business day (U.S. time).

(2)

Each contract purchase price was converted from euros to U.S. dollars at the applicable exchange rate on the date of the acquisition, and is exclusive of closing costs, and acquisition fees and expenses of approximately $1.5 million, including the Investment Services Fees payable to our advisor.

(3)	Neither we nor any of our affiliates is affiliated with any of the sellers.

Worms, Germany is an industrial city located in the Rhine Neckar area of Germany on the Rhine River, approximately 50 miles south of Frankfurt. The Worms Retail Center is located in the city’s main retail area for large scale retail warehouses. Constructed in 2007, the Worms Retail Center consists of two multi-tenant buildings having a total net rentable area of 41,944 square feet, which is currently fully occupied and leased to six tenants, and 148 parking spaces. This Retail Center is anchored by a strong food retailer, LIDL, a German global discount supermarket chain, which leases 15,075 square feet, or approximately 36% of the Worm Retail Center’s net rentable area, under a lease agreement that expires in December 2019. The annual base rent under the lease agreement is currently 146,604 euros (approximately $188,679, using an exchange rate of $1.287 per euro). The Worms Retail Center’s remaining rentable area is leased to five complementary non-food retailers.

Gütersloh, Germany, also an industrial city, is located in the North Rhine-Westphalia region of Germany, approximately 80 miles northeast of Dusseldorf. The Gütersloh Retail Center serves various surrounding residential developments. Constructed in 2007, the Gütersloh Retail Center consists of one single-tenant building having an aggregate net leasable area totaling approximately 19,375 square feet, and 196 parking spaces. The Retail Center is 100% leased to REWE, a prominent food retailer, under a lease agreement that expires in May 2022. The annual base rent under the lease agreement is currently 270,000 euros (approximately $347,490, using an exchange rate of $1.287). The lease agreement provides REWE with three, five-year renewals.

Bremerhaven, Germany is a seaport city located in the German federal state of Bremen, approximately 75 miles west of Hamburg. Constructed in 2007, the Bremerhaven Retail Center consists of one multi-tenant building having a total net rentable space of 33,121 square feet, and 116 parking spaces. The Bremerhaven Retail Center is leased to three tenants and currently has one vacancy. The Bremerhaven Retail Center leases 15,145 square feet, or approximately 45.7% of its net rentable area to supermarket chain, LIDL, under a lease agreement that expires in May 2022. The annual base rent under the lease agreement is currently 192,000 euros (approximately $249,024, using an exchange rate of $1.297 per euro as of the date of the acquisition). The Bremerhaven Retail Center’s remaining occupied rentable area is leased to complementary retailers.

Hannover, Germany is the capital of the federal state of Lower Saxony, approximately 90 miles south of Hamburg, and is a major crossing point for travel by rail or car. Constructed in 2005, the Hannover Retail Center consists of one multi-tenant building having a total net rentable space of 26,784 square feet, and 94 parking spaces. The Hannover Center is leased to four tenants. The Hannover Retail Center is anchored by LIDL, which leases 15,572 square feet, or approximately 58.1% of the Retail Center’s net rentable area, under a lease agreement that expires in November 2020. The annual base rent under the lease agreement is currently 241,308 euros (approximately $319,250, using an exchange rate of $1.323 per euro as of the date of the acquisition). The Hannover Retail Center’s remaining rentable area is leased to three complementary retailers, including, KiK, a large discount clothing, home goods and gift chain in Germany, which occupies 22.4% of the leasable space, and TEDi, a large German general discount store with prices starting at 1 Euro, which occupies 17.8% of the leasable space at the Hannover Retail Center.

Real estate taxes for the year ended December 31, 2011, and the depreciable basis of the Retail Centers are as follows:

Property Name	Real Estate Taxes for year ended December 31, 2011(1)	Depreciable Basis for U.S. Tax Purposes(2) (In Millions)

Worms Retail Center	$ 9,000	$ 5.2
Gütersloh Retail Center	7,000	3.5
Bremerhaven Retail Center	13,000	3.4
Hannover Retail Center	10,000	4.8

Total	$ 39,000	$ 16.9

(1)	Estimated based on an exchange rate of $1.3245 per euro.

(2)	Tax basis is estimated. Generally, we calculate depreciation expense for U.S. federal income tax purposes by using the straight-line method and we depreciate buildings and land improvements based on estimated useful lives of 40 years and 20 years, respectively.

We believe the Retail Centers are suitable for their intended use, and are adequately covered by insurance. Management of our advisor currently has no plans for significant renovations or other capital improvements at the Centers.

An affiliate of MGPA Advisory, a sub-advisor to our advisor, serves as our sub-property manager for the Centers, and concurrently with the acquisitions of each Retail Center, the Subsidiary Owner entered into a property management agreement with the sub-property manager. Our Subsidiary Owner may not terminate the engagement of the sub-property manager without the consent of Bayerische Landesbank, the German bank which provided the loan for the acquisitions.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual rent per leased square foot for the Retail Centers, on an aggregate basis, during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
		EURO	USD
2007	82%	9.76	$12.56
2008	100%	11.66	$15.00
2009	100%	11.66	$15.00
2010	100%	11.66	$15.00
2011	100%	11.66	$15.00

(1)

Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rental revenue by the weighted average square footage leased during such year. The periods presented are prior to our ownership. As such, we do not have the records available to us for all such periods to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual rent per leased square foot amounts could be lower than those amounts disclosed above. All euro amounts were translated to USD at $1.287 per euro.

Investment Considerations.   In evaluating the Retail Centers for acquisition, we considered a variety of factors, including, among other things, location, functionality and property condition, price per square foot, replacement cost, the creditworthiness of tenants, length of lease terms and other provisions of in-place leases, population growth and market fundamentals such as regional and local economic conditions, economic diversity, unemployment rates, and absorption rates and occupancy rates for similar properties in the market area.

Each Retail Center is subject to competition from similar properties within its respective market area, and the economic performance of each Retail Center could be affected by changes in local economic conditions.

In connection with the acquisition of the four Retail Centers, our subsidiaries incurred an Investment Services Fee, payable to the advisor and its subadvisor MGPA Advisory, in the aggregate amount of approximately $344,000 (using applicable exchange ratios as of the dates of the acquisitions), representing 1.85% of the aggregate purchase price of the Centers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Summary of Fees and Expenses Incurred and Payable to Advisor, its Affiliates and Related Parties

This section contains certain information that supplements the information under, and should be read together with, the section “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” beginning on page 127 of the prospectus.

For the nine months ended September 30, 2012 and the year ended December 31, 2011, we incurred the following fees due to our Managing Dealer in connection with our offering:

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011

Selling commissions	$1,934,135	$1,401,721
Marketing support fees	828,915	600,738

	$2,763,050	$2,002,459

For the nine months ended September 30, 2012 and the year ended December 31, 2011, we incurred the following fees and reimbursable expenses due to the advisor, its affiliates and other related parties:

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Reimbursable expenses:
Offering costs	$1,436,116	$1,022,278
Operating and acquisition expenses	923,699	895,231

	2,359,815	1,917,509
Investment Services Fees(1)	268,852	1,004,550
Asset Management Fees	433,165	168,180
Property Management Fees(1)	170,176	67,494

	3,232,008	3,157,733

Expense support	(632,877)	–

	$2,599,131	$3,157,733

(1)	Includes amounts paid directly by our subsidiaries to MGPA Advisory. MGPA Advisory is a sub-advisor of our advisor and is affiliated with one of our directors.

Amounts due to related parties for fees and reimbursable costs and expenses described above were as follows as of:

	September 30, 2012	December 31, 2011
Due to managing dealer:
Selling commissions	$18,592	$31,558
Marketing support fees	7,968	13,525

	26,560	45,083

Due to Property Manager:
Property management fees	13,093	17,709

	13,093	17,709

Due to the Advisor and its affiliates:
Reimbursable offering costs	13,280	22,541
Reimbursable operating expenses	647,266	585,085

	660,546	607,626

	$700,199	$670,418

In March 2012, our board of directors approved an Expense Support and Conditional Reimbursement Agreement with our advisor (the “Expense Support Agreement”) whereby, effective April 1, 2012, reimbursement of operating-related personnel expenses and Asset Management Fees to the advisor and its affiliates are deferred and subordinated until such time, if any, that (i) cumulative modified funds from operations (as defined in the Expense Support Agreement) for the period April 1, 2012 through the applicable determination date exceeds (ii) distributions declared to stockholders for the same period. Such reimbursements and payments are further subordinated to our Total Operating Expenses being within the 2%/25% guideline limitations as such terms are defined in the Advisory Agreement. For purposes of the above subordinations, all or a portion of the deferred amounts may be paid only to the extent it does not cause the applicable performance measurement to not be met inclusive of the conditional reimbursement amount. The Expense Support Agreement is terminable by the advisor, but not before March 31, 2013, and any deferrals are eligible for conditional reimbursement for a period of up to three years from the applicable determination date. Any amounts deferred that have not met the conditions of reimbursement within the time period established in the Expense Support Agreement will be permanently waived by the advisor and we will have no obligation to pay such amounts.

For the quarter and nine months ended September 30, 2012, approximately $0.1 million and $0.3 million in Asset Management Fees and approximately $0.2 million and $0.3 million, respectively, in operating-related personnel expenses were deferred and subordinated in accordance with the terms of the Expense Support Agreement. We will record such amounts as operating expenses in future periods to the extent, if any, we determine that these amounts are probable of being reimbursed to the advisor.

We incur operating expenses which, in general, are expenses relating to administration of the Company on an ongoing basis. Pursuant to the Advisory Agreement, the advisor shall reimburse us the amount by which the Total Operating Expenses paid or incurred by us exceed, in any four consecutive fiscal quarters (the “Expense Year”) commencing with the year ended March 31, 2012, the greater of 2% of average invested assets or 25% of Net Income (as defined in the Advisory Agreement) (the “Limitation”), unless a majority of its Independent Directors determines that such excess expenses are justified based on unusual and non-recurring factors. For the Expense Year ended September 30, 2012, the Company incurred $0.6 million of operating expenses in excess of the Limitation, all of which related to the Expense Year ended March 31, 2012, previously reviewed by our Independent Directors. There were no additional expenses in excess of the Limitation incurred for the quarter ended September 30, 2012. As of March 31, 2012, our Independent Directors determined that operating expenses in excess of the Limitation were justified based on a number of factors. These factors included how quickly new equity capital was raised and invested and the relationship of these investments to our operating expenses, many of which were necessary as a result of being a public company.

Organizational and Offering Expenses incurred by our advisor and its affiliates become a liability to us only to the extent selling commissions, the marketing support fees and other Organizational and Offering Expenses do not exceed 15% of the gross proceeds of the offering. The advisor has incurred an additional $6.1 million of costs on our behalf in connection with our offering, exceeding the 15% limitation on expenses as of September 30, 2012. These costs will be recognized by us in future periods as we receive future offering proceeds to the extent such costs are within the 15% limitation.

In March 2012, our board of directors approved an amended and restated Advisory Agreement and amended and restated property management agreement with our advisor and property manager, respectively. These revised agreements permit our subsidiaries to enter into contracts for certain real estate services directly with the advisor’s sub-advisors and property manager’s sub-property managers providing services to us.

DISTRIBUTION POLICY

This section contains certain information that supplements and updates the information under, and should be read together with, the section “DISTRIBUTION POLICY” beginning on page 134 of the prospectus.

The following table represents total cash distributions declared and issued, including cash distributions reinvested and cash provided by (used in) operating activities, for the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, and cumulative amounts since inception:

			Distributions Paid (1)
	Distributions Declared Daily Per Share	Total Cash Distributions Declared (2)	Cash	Reinvested via DRP	Cash Flow Provided By (Used In) Operations (3)	FFO (5)
2012 Quarters
First	$0.0017808	$565,867	$382,565	$183,302	$(447,482)
Second	0.0017808	741,419	493,213	248,206	142,943
Third	0.0017808	894,148	582,049	312,099	142,035

Total for the nine months ended September 30, 2012		$2,201,434	$1,457,827	$743,607	$(162,504)	$(1,121,185)

2011 Quarters
First	$0.0017808	164,200	122,391	$41,809	$(541,404)
Second	0.0017808	237,352	168,282	69,070	(655,078)
Third	0.0017808	325,148	218,548	106,600	(43,172)
Fourth	0.0017808	407,437	266,494	140,943	(417,678)

Total for the year ended December 31, 2011		$1,134,137	$775,715	$358,422	$(1,657,332)	$(2,546,342)

2010 Quarter
Fourth (4)	$0.0017808	$83,379	$61,442	21,937	$(62,517)

Total for October 7, 2010 through December 31, 2010		$83,379	$61,442	$21,937	$(62,517)	$(928,951)

Cumulative
Through September 30, 2012		$3,418,950	$2,294,984	$1,123,966	$(1,882,353)	$(4,596,478)

(1)

Represents the amount of cash used to fund distributions and the amount of distributions paid which were reinvested in additional shares through our Distribution Reinvestment Plan, including amounts paid and shares issued subsequent to the period reported.

(2)

For the nine months ended September 30, 2012, distributions paid to stockholders were partially funded with proceeds from our offering. For the nine months ended September 30, 2012, 100% of the distributions paid to stockholders are expected to be considered a return of capital for federal income tax purposes. For the year ended December 31, 2011 and the period October 7, 2010 through December 31, 2010, 100% of the distributions paid to stockholders were made from offering proceeds and were considered a return of capital for federal income tax purposes.

(3)

Cash provided by (used in) operating activities agrees with the Company’s Statement of Cash Flows in its consolidated financial statements. Such amount generally represents net income or loss adjusted for items not using cash, such as depreciation and amortization expense, and items not providing cash, such as straight-line rent adjustments. Cash used in operating activities includes deductions for acquisition fees and expenses of approximately $1.7 million for the nine months ended September 30, 2012 and $1.6 million for the year ended December 31, 2011, that have been included in our Statement of Operations but are funded from offering proceeds as described in the section of the prospectus entitled “Estimated Use of Proceeds.” In addition to net cash provided by (used in) operations, the board of directors considers other factors in determining distributions as described in the prospectus, including expected and actual funds from operations and modified funds from operations, as well as other factors.

(4)	Declaration of distributions began October 7, 2010.

(5)	The following table presents a reconciliation of net loss to FFO for the nine months ended September 30, 2012, the years ended December 31, 2011 and 2010, and cumulative October 7, 2010 through September 30, 2012:

	Nine Months Ended September 30,	Years Ended December 31,		Cumulative through September 30,
	2012	2011	2010	2012

Net loss	$(3,894,885)	$(3,635,477)	$(928,951)	$(8,459,313)
Adjustments:

Depreciation and amortization (including amortization of in place lease intangible assets)	2,773,700	1,089,135	–	3,862,835

FFO	$(1,121,185)	$(2,546,342)	$(928,951)	$(4,596,478)

Generally, distributions up to the amount of our current or accumulated earnings and profits will be taxable to the recipient stockholders as ordinary income. Our cumulative net losses and accumulated distributions as of September 30, 2012 were approximately $8.5 million and $3.4 million, respectively. Our net losses and distributions for the nine months ended September 30, 2012 were approximately $3.9 million and $2.2 million, respectively.

We currently intend to continue to pay distributions to our stockholders on a monthly basis although our board of directors reserves the right to change the per share distribution amount or otherwise amend or terminate our distribution policy. Our board of directors considers a number of factors in its determination of the amount and basis of distributions it declares, including expected and actual net cash flow from operations, FFO, modified funds from operations (“MFFO”), our overall financial condition, the advisor’s determination in regards to providing Expense Support, our objective of qualifying as a REIT for U.S. federal income tax purposes, the determination of reinvestment versus distribution following the monetization of an asset, as well as other factors including an objective of maintenance of stable and predictable distributions regardless of the composition.

As of the date of this Supplement we have not had sufficient cash available from operations or funds from operations to fund distributions, and, therefore, we have paid substantially all of our distributions from the net proceeds of this offering. For a discussion of the various risks relating to our distribution policy and our ability to pay distributions with funds from sources other than cash from operations, please see “RISK FACTORS,” below, and “RISK FACTORS” beginning at page 26 of the prospectus.

RISK FACTORS

Offering Related Risks

The following risk factor supersedes and replaces in its entirety the last risk factor of the section “RISK FACTORS – Offering Related Risks,” on page 28 of the prospectus.

We have not had sufficient cash flow from operations or funds from operations to pay distributions, and therefore, we have paid, and we may continue to pay distributions from other sources, including, but not limited to, the net proceeds of this offering, and borrowings in anticipation of future cash flows. Any such distributions may reduce the amount of capital we ultimately invest in assets, and may negatively impact the value of your investment.

We have not had significant distributable earnings, or current or accumulated earnings and profits since inception. As a result, commencing in the fourth fiscal quarter of 2010, we have used the net proceeds from this offering to pay cash distributions to our stockholders in order to maintain our qualification as a REIT. For the nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010, we declared approximate cash distributions of $2.2 million, $1.1 million and $0.8 million, respectively. All of the 2011 and the 2010 distributions, and substantially all of the 2012 distributions were funded with the proceeds of this offering. To the extent that the aggregate amount of cash distributed in any given year exceeds the amount of our current and accumulated earnings and profits for the same period, the excess amount will be deemed a return of capital for federal income tax purposes, rather than a return on capital. The distributions paid to stockholders for the years ended December 31, 2011 and 2010 were considered a return of capital for federal income tax purposes.

Until such time as we are generating cash flow from operations or funds from operations sufficient to cover the current distribution rate, we may determine to pay lower distributions, or to fund all or a portion of our future distributions from other sources. To the extent we have funded or continue to fund cash distributions, or a portion thereof, from net offering proceeds, the amount of such proceeds available for operations would be reduced, we will have less capital available to invest in properties and other real estate-related assets, and the book value per share of our shares may decline. In addition, earlier investors may benefit from the investments made with funds raised later in this offering, while later investors may not benefit from all of the net offering proceeds raised from earlier investors. If we utilize borrowings for the purpose of funding all or a portion of our distributions, we will incur additional interest expense.

Our organizational documents permit us to make distributions from any source, including but not limited to, the proceeds of our offerings, cash resulting from a deferral or waiver of asset management fees or expense reimbursements, and borrowings in anticipation of future net operating cash flow, which may be unsecured or secured by our assets. We have not established any limit on the extent to which we may use such alternate sources, except that, in accordance with Maryland law and our organizational documents, generally, we may not make distributions that would: (i) cause us to be unable to pay our debts as they become due in the usual course of business, (ii) cause our total assets to be less than the sum of our total liabilities, or (iii) jeopardize our ability to maintain our qualification as a REIT. Distributions that exceed cash flow from operations or funds from operations may not be sustainable at current levels, or at all. The actual amount and timing of distributions are determined by our board of directors in its sole discretion and typically will depend on the amount of funds available for distribution, our financial condition, current and projected capital expenditure requirements, tax considerations and annual distribution requirements needed to maintain our qualification as a REIT. As a result, our distribution rate and payment frequency may vary from time to time; and we can provide no assurance that we will be able to continue current distribution rates, or pay any subsequent distributions.

Company Related Risks

The following risk factors are additions to “RISK FACTORS – Company Related Risks,” which begins on page 28 of the prospectus.

We have raised a limited amount of proceeds and have made a limited number of investments.

Based upon our operating history to date and our limited portfolio of investments, there can be no assurance that we will be able to achieve our investment objectives. On April 23, 2010, we commenced our offering. During the period from the commencement of our offering on such date to December 19, 2012, we accepted investors’ subscriptions for, and issued, approximately 6.4 million shares of our common stock in our offering, representing gross offering proceeds of approximately $63.5 million. As of December 21, 2012, we have invested in nine properties. If we are unable to raise substantial proceeds in our offerings, it will limit the amount of proceeds available to invest in properties and, therefore could have a material adverse effect on our results of operations, our ability to make distributions to our stockholders and our ability to meet our investment objectives.

We have experienced losses in the past and may experience similar losses in the future.

We incurred net operating losses for the two years ended December 31, 2011 and the nine months ended September 30, 2012. Our losses can be attributed, in part, to the initial startup costs and operating expenses incurred prior to making investments in properties. In addition, certain acquisition expenses funded from offering proceeds, as well as, depreciation and amortization expense, substantially reduced our income. Our operating costs to date have been partially funded with offering proceeds. We cannot assure you that we will be profitable in the future, that our properties will produce sufficient income to fund our operating expenses, or that we will maintain our current level of distributions to stockholders.

Risks Related to Conflicts of Interest and Our Relationships with Our Advisor, Its Affiliates and Related Parties

The following risk factor supersedes and replaces in its entirety the first risk factor under “RISK FACTORS – Risks Related to Conflicts of Interest and Our Relationships with Our Advisor, Its Affiliates and Related Parties,” which appears at page 32 of the prospectus.

Our advisor, property manager and other entities affiliated with CNL that conduct our day-to-day operations, including all of our executive officers, will face competing demands on their time.

We rely upon our advisor, including its investment committee, our property manager and the executive officers and employees of entities affiliated with CNL, to conduct our day-to-day operations. Certain of these persons also conduct the day-to-day operations of other real estate investment programs sponsored by CNL or our sponsor, one of which is Global Growth Trust, Inc., and they may have other business interests as well. One of our directors, James M. Seneff, Jr. is also a director of other real estate investment programs sponsored by CNL or our sponsor, including Global Growth Trust, Inc. We have in common with Global Growth Trust, Inc. the same executive officers. Andrew A. Hyltin, our chief executive officer and president is also the president and a manager of our advisor, the chief executive officer and president of Global Growth Trust, Inc., and the president and a manager of its advisor, CNL Global Growth Advisors, LLC. Steven D. Shackelford, our chief financial officer, is also the chief financial officer of Global Growth Trust, Inc., and the president of Corporate Capital Trust, Inc., a business development company sponsored by CNL. Additionally, our advisor and the advisor to Global Growth Trust, Inc. have in common the same managers, executive officers and investment committee members. We currently anticipate that our executive officers and the executive officers of our advisor that are common to both our advisor and the advisor of Global Growth Trust, Inc., will, on average, devote approximately one-third of their time to our business and operations, approximately one-third of their time to the business and operations of Global Growth Trust, Inc., and the balance of their time will be devoted to other real estate programs of CNL, our sponsor or their affiliates, as applicable. It is also intended that the managers of our advisor (who are not also executive officers of our advisor) and the advisor’s representatives on its investment committee will devote the time necessary to fulfill their respective duties to us and our advisor. However, because these persons have competing interests on their time and resources, they may find it difficult to allocate their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and resources to our business than is necessary or appropriate.

Risks Related to Our Business

The following risk factor is added at the end of the section entitled “CONFLICTS OF INTEREST” beginning on page 35 of the prospectus.”

Until 18 months after we have completed our offering stage, we expect to use the price paid to acquire a share of our common stock in our most recent offering as the estimated per share value of our shares. Even when determining the estimated per share value of our common stock from and after 18 months after completion of our offering stage, the estimated per share value of our shares will be based upon a number of assumptions that may not be accurate or complete.

To assist Financial Industry Regulatory Authority (“FINRA”) members and their associated persons that participate in our offerings in providing information on customer account statements as provided by National Association of Securities Dealers (“NASD”) Rule 2340, we expect to disclose in each of our annual reports an estimated per share value of our common stock, the method by which the estimated per share value of our common stock was developed and the date of the data used to develop the estimated per share value of our common stock. In addition, our advisor will prepare annual statements of the estimated per share value of our common stock to assist fiduciaries of retirement plans subject to the annual reporting and valuation requirements of ERISA in the preparation of their reports relating to an investment in our shares. Our advisor intends to use the most recent price paid to acquire a share of our common stock in the primary offering (ignoring purchase price discounts for certain categories of purchasers) or a subsequent follow-on public offering as the estimated per share value of our common stock until 18 months after we have completed our offering stage (as defined below). Although this initial estimated per share value of our common stock will represent the most recent price at which most investors will purchase our shares, this estimated per share value of our common stock will likely differ from the price at which a stockholder could resell his or her shares because there will be no public trading market for the shares at that time and the estimated per share value of our common stock will not reflect, and will not be derived from, the fair market value of our assets, nor will it represent the amount of net proceeds that would result from an immediate liquidation of our assets. We will consider our offering stage complete on the first date that we are no longer publicly offering equity securities that are not listed on a national securities exchange, whether through this offering or an additional follow-on public offering, provided we have not filed a registration statement for an additional follow-on public offering as of such date (for purposes of this definition, we do not consider “public offerings” to include offerings related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership, if any). If our board of directors determines that it is in our best interest, we may conduct additional follow-on offerings upon the termination of this offering. Our articles do not restrict our ability to conduct offerings in the future.

When determining the estimated per share value of our common stock from and after 18 months after the completion of our offering stage, our advisor, or another firm chosen for that purpose, will estimate the per share value of our common stock based upon a number of assumptions that may not be accurate or complete, and our board of directors will approve such estimated per share value of our common stock. There is no guarantee that such estimated per share value will equal or exceed, or not be substantially less than, the per share amount paid by investors in our offering.

Proposed changes to FINRA rules and regulations, as well as requirements of participating broker dealers, could have a material impact on when we initially publish our estimated per share value and, in the event we are required to publish such estimated value prior to completion of our offering stage, such action could impact the price at which our shares are offered and our ability to raise capital through our offerings.

In March 2012, FINRA requested public comment through April 11, 2012 on its proposed amendment to the NASD Rule 2340 to require that per share estimated values of non-traded REITs be reported on customer account statements and modify the account statement disclosures that accompany the per share estimated value. Due to the fact that the managing dealer and participating brokers selling our common stock in our offering are subject to FINRA rules and regulations, any significant changes to Rule 2340 or their firms’ policies could have a material impact on when we initially publish our estimated per share value. In the event we are required to publish such estimated value prior to completion of our offerings, including any follow-on offering, if any, such action would affect the price at which our shares are offered and our ability to raise capital through our offerings.

FORWARD-LOOKING STATEMENTS

The following supersedes and replaces in its entirety the section “FORWARD-LOOKING STATEMENTS,” which begins at page 57 of the prospectus.

Caution Concerning Forward-Looking Statements

The prospectus and this Supplement contain “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events, and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and words and terms of similar substance. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors. Some factors that might cause such a difference include, but are not limited to, the following: risks associated with our investment strategy; a worsening economic environment in the U.S. or globally, including financial market fluctuations; risks associated with real estate markets, including declining real estate values; risks associated with the limited amount of proceeds raised in our offering and as a result, the limited number of investments made; our failure to obtain, renew or extend necessary financing or to access the debt or equity markets; the use of debt to finance our business activities, including refinancing and interest rate risk and our failure to comply with debt covenants; our ability to identify and close on suitable investments; failure to successfully manage growth or integrate acquired properties and operations; our ability to make necessary improvements to properties on a timely or cost-efficient basis; competition for properties and/or tenants; defaults or non-renewal of leases by tenants; failure to lease properties on favorable terms or at all; the impact of current and future environmental, zoning and other governmental regulations affecting our properties; the impact of changes in accounting rules; the impact of regulations requiring periodic valuation of the Company on a per share basis; material adverse actions or omissions by any joint venture partners; consequences of our net operating losses; increases in operating costs and other expenses; uninsured losses or losses in excess of our insurance coverage; the impact of outstanding and/or potential litigation; unknown liabilities of acquired properties or liabilities caused by property managers or operators; inaccuracies of our accounting estimates; risks associated with our tax structuring; failure to maintain our REIT qualification; and our ability to protect our intellectual property and the value of our brand. Given these uncertainties, we caution you not to place undue reliance on such statements. For further information regarding risks and uncertainties associated with our business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of our documents filed from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, our annual report on Form 10-K and quarterly reports on Form 10-Q, and our registration statement on Form S-11 and the sticker supplements and amendments thereto, copies of which may be obtained from our Web site at http://www.incometrust.com. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

CONFLICTS OF INTEREST

The following supersedes and replaces in its entirety “RISK FACTORS – General,” on page 71 of the prospectus.

General

We are subject to various conflicts of interest arising out of our relationship with our advisor, its affiliates and related parties, some of whom serve as our executive officers and directors. In this section, we discuss these conflicts and the corporate governance measures we have adopted to ameliorate some of the risks posed by the conflicts. These conflicts of interest include the following:

•	James M. Seneff, Jr. serves as a director and/or officer of various CNL entities affiliated with CNL, including our advisor and our Managing Dealer.

•

Andrew A. Hyltin, our chief executive officer and president is also the president and a manager of our advisor, the chief executive officer and president of Global Growth Trust, Inc., and the president and a manager of its advisor, CNL Global Growth Advisors, LLC.

•

Steven D. Shackelford, our chief financial officer, also serves as executive vice president, chief financial officer and treasurer of our advisor, as chief financial officer of Global Growth Trust, Inc., as executive vice president, chief financial officer and treasurer of CNL Global Growth Advisors, LLC, the advisor to Global Growth Trust, Inc., and as president of Corporate Capital Trust, Inc., a business development company sponsored by CNL.

•	CNL Holdings, LLC is the parent company of various entities that provide advisory and property management services to us.

•	We have in common with Global Growth Trust, Inc. the same executive officers.

•	Our advisor and the advisor to Global Growth Trust, Inc. have in common the same managers, executive officers and Investment Committee members.

PRIOR PERFORMANCE SUMMARY

The following paragraph updates and replaces the corresponding paragraph in the section entitled “PRIOR PERFORMANCE SUMMARY,” which begins on page 98 of the prospectus.

Adverse Conditions Affecting Prior Programs

Certain of the prior programs sponsored by CNL and/or our sponsor have been affected by general economic conditions, capital market trends and other external factors during their respective operating periods. For example, CNL Lifestyle Properties, Inc. has been impacted by the economic downturn and the tightened credit markets experienced beginning in 2008, which caused tenant liquidity issues and primarily resulted in the deferral of rent and other lease modifications for many of its tenants. The rent deferrals and lease modifications resulted in lower operating income and cash flows from operations in 2009, 2010 and 2011. In addition, CNL Lifestyle Properties, Inc. recorded impairment provisions on five properties and four properties for the years ended December 31, 2011 and December 31, 2010, totaling $16.9 million and $26.9 million, respectively. This represented approximately 0.6 percent and 1.0 percent, respectively, of CNL Lifestyle Properties, Inc.’s total assets. CNL Lifestyle Properties, Inc. has also made loans collateralized by interests in real estate, two of which went into default and resulted in CNL Lifestyle Properties, Inc. obtaining deeds to the underlying collateral property in lieu of foreclosure. CNL Hotels and Resorts, Inc. was impacted by the downturn in the hospitality industry following the terrorist attacks of September 11, 2001, which negatively affected its earnings and cash flows. There have been periods in which the respective boards of directors of CNL Lifestyle Properties, Inc. and CNL Hotels and Resorts, Inc. set limitations on the amounts of shares to be redeemed under their respective redemption plans. In those instances when redemption requests exceeded the limitations set forth, redemptions were paid on a pro-rata basis and honored in the following periods. However, at no time were redemptions suspended completely. Beginning in the second fiscal quarter of 2010, the board of CNL Lifestyle Properties, Inc. determined that redemptions under its redemption plan would be limited to $7.5 million per calendar quarter. As of December 31, 2011, CNL Lifestyle Properties, Inc. had pending redemption requests for approximately 6.4 million shares. Beginning in the quarter ended March 31, 2006, CNL Hotels and Resorts, Inc. was not able to redeem all of the shares that were submitted for redemption pursuant to its redemption plan and had outstanding redemption requests in excess of redemptions totaling 7.9 million shares. CNL Hotels and Resorts, Inc.’s inability to redeem all redemption requests submitted pursuant to its redemption plan continued throughout 2006. However, all outstanding requests were resolved in connection with CNL Hotels and Resorts, Inc.’s sale and merger transaction in April 2007.

The following is a new subsection to be added to the end of the section entitled “PRIOR PERFORMANCE SUMMARY,” which begins on page 98 of the prospectus.

Recent Developments

In July 2012, CNL Lifestyle Properties, Inc. conducted a detailed analysis to estimate its estimated net asset value (“NAV”) on a per share basis to assist broker dealers in connection with their obligations under applicable FINRA rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act (“ERISA”) reporting requirements. As of August 1, 2012, the board of directors of CNL Lifestyle Properties, Inc. determined that the estimated NAV per share was $7.31, as compared to the original $10.00 per share offering price. In determining an estimated fair value of CNL Lifestyle Properties, Inc.’s shares, the board of directors considered various analyses and information, a portion of which was provided by CNL Lifestyle Properties, Inc.’s advisor. In preparing its value estimate, CNL Lifestyle Properties, Inc. also consulted an independent valuation advisor.

Beginning in the first fiscal quarter of 2012, the board of directors of CNL Lifestyle Properties, Inc. approved redemptions under its redemption plan up to $1.75 million per calendar quarter.

In August 2012, the board of directors of CNL Lifestyle Properties, Inc. approved an increase of the redemption amount from $1.75 million per calendar quarter to the lesser of (i) $3.0 million or (ii) the amount of aggregate proceeds available under CNL Lifestyle Properties, Inc.’s reinvestment plan, effective third quarter of 2012. In addition, effective August 9, 2012, the board of directors of CNL Lifestyle Properties, Inc. approved an amendment to the redemption plan pursuant to which stockholders may redeem all or not less than 25% of their shares at varying percentages of CNL Lifestyle Properties, Inc.’s estimated fair value per share as determined by the board of directors applicable on the date of the redemption request based on the number of years the stockholder held the shares.

SELECTED FINANCIAL DATA

The following selected financial data for Global Income Trust, Inc. should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements and Supplementary Data which are incorporated by reference from our annual report on Form 10-K for the year ended December 31, 2011 and our quarterly report on Form 10-Q for the nine months ended September 30, 2012.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010(1)	2009(1)
Operating Data:
Revenues	$5,848,450	$919,630	$2,468,101	$–	$–
Operating loss	(1,803,132)	(1,591,326)	(2,641,190)	(928,951)	–
Net loss	(3,894,885)	(1,979,902)	(3,635,477)	(928,951)	–
Net loss per share (basic and diluted)	(0.86)	(1.32)	(2.08)	(1.78)	–
Weighted average number of shares outstanding (basic and diluted) (1)	4,511,324	1,494,781	1,744,849	520,975	–
Distributions declared (2)	2,201,434	726,700	1,134,137	83,379	–
Distributions declared per share (2)	0.49	0.49	0.65	0.16	–
Cash used in operating activities	(162,504)	(1,239,654)	(1,657,332)	(62,517)	–
Cash used in investing activities	(16,469,663)	(24,772,931)	(54,859,312)	–	–
Cash provided by financing activities	28,243,855	25,843,477	54,813,083	6,994,805	–

Balance Sheet Data:
Real estate investment properties, net	$51,229,627	$16,854,737	$39,491,392	$–	$–
Cash and cash equivalents	17,044,487	6,963,567	5,429,114	7,132,675	200,387
Total assets	86,103,014	32,401,108	60,561,490	7,211,670	200,387
Long-term debt obligations	45,841,432	15,164,733	39,538,879	–	–
Total liabilities	49,323,803	16,981,911	41,841,967	1,064,820	387
Stockholders’ equity	36,779,211	15,419,197	18,719,523	6,146,850	200,000

Other Data:
Funds from operations (“FFO”) (3)	$(1,121,185)	$(1,592,934)	$(2,546,342)	(928,951)	$–
FFO per share	(0.25)	(1.07)	(1.46)	(1.78)	–
Modified funds from operations (“MFFO”) (3)	343,170	(826,756)	(993,485)	(928,951)	–
MFFO per share	0.08	(0.55)	(0.57)	(1.78)	–

(1)

Operations commenced on October 8, 2010 when we received the minimum offering proceeds and the funds were released from escrow. The results of operations for the period October 8, 2010 through December 31, 2010 includes only organizational costs incurred on our behalf by our advisor, and general and administrative expenses. Weighted average number of shares outstanding is presented for the period we were operational.

(2)

Distributions are declared by the board of directors and generally are based on various factors, including actual and future expected net cash from operations and funds from operations (“FFO”), and our overall financial condition, among others. For the nine months ended September 30, 2012, distributions were partially funded with proceeds from our offering. For the nine months ended September 30, 2012, 100% of the distribution paid to stockholders are expected to be considered a return of capital for federal income tax purposes. For the years ended December 31, 2011 and 2010, 100% of the distributions paid to stockholders were made from offering proceeds and were considered a return of capital for federal income tax purposes. As our Company had no distributable earnings or FFO during such periods, the distributions were made from offering proceeds.

(3)

FFO is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We use FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income (loss) computed in accordance with generally accepted accounting principles (“GAAP”), excluding gains or losses from sales of property asset impairment write-downs and depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures, as one measure to evaluate our operating performance. FFO was developed by NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate has historically not depreciated on the basis determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the Investment Program Association (“IPA”), an industry trade group, Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, and the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for various items, as applicable, included in the determination of GAAP net income or loss including: acquisition fees and expenses; amounts relating to deferred rent receivables (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues) and amortization of above and below market leases and liabilities.

FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered (i) as an alternative to net income or loss, or net income or loss from continuing operations, as an indication of our performance, (ii) as an alternative to cash flows from operations as an indication of our liquidity, or (iii) as indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should not be construed as more relevant or accurate than the current GAAP methodology in calculating net income or loss and its applicability in evaluating our operating performance.

Funds From Operations and Modified Funds From Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, NAREIT promulgated a measure known as funds from operations, or FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust, or REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, real estate asset impairment write-downs, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

We may, in the future, make other adjustments to net loss in arriving at FFO as identified above at the time that any such other adjustments become applicable to our results of operations. FFO, for example, would exclude impairment charges of real estate-related investments. Because GAAP impairments represent non-cash charges that are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe FFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rates, occupancy and other core operating fundamentals. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance. While impairment charges may be excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. In addition, FFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO.

Notwithstanding the widespread reporting of FFO, changes in accounting and reporting rules under GAAP that were adopted after NAREIT’s definition of FFO have prompted a significant increase in the magnitude of non-operating items included in FFO. For example, acquisition fees and expenses, which we intend to fund from the proceeds of our offering and which we do not view as an operating expense of a property, are now deducted as expenses in the determination of GAAP net income. As a result, the Investment Program Association, or the IPA, an industry trade group, has standardized a measure known as modified FFO, or MFFO, which the IPA has recommended as a supplemental measure for publicly registered, non-traded REITs and which we believe to be another additional supplemental measure to reflect the operating performance of a non-traded REIT. Under IPA Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs, or IPA Guideline, MFFO excludes from FFO additional non-cash or non-recurring items, including the following:

•	acquisition fees and expenses which have been deducted as expenses in the determination of GAAP net income;

•	non-cash amounts related to straight line rent;

•	amortization of above or below market intangible lease assets and liabilities;

•	accretion of discounts and amortization of premiums on debt investments;

•	impairments of loans receivable, and equity and debt investments;

•	realized gains or losses from the early extinguishment of debt;

•

realized gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

•	unrealized gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

•	unrealized gains or losses related to consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income; and

•	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We consider MFFO, as a supplemental measure when assessing our operating performance. We have calculated MFFO in accordance with the IPA Guideline. As of September 2012 and the years ended December 31, 2011 and 2010, our MFFO is FFO, excluding acquisition fees and expenses, the amortization of above- and below-market leases and straight-line rent adjustments, which we believe is helpful in evaluating our results of operations for the reasons discussed below.

•

Acquisition fees and expenses. In evaluating investments in real estate, management’s investment models and analyses differentiate between costs to acquire the investment and the operating results derived from the investment. Acquisition fees and expenses have been and will continue to be funded from the proceeds of our offering and other financing sources and not from operations. We believe by excluding acquisition fees and expenses, MFFO provides useful supplemental information that is comparable between differing reporting periods for each type of our real estate investments and is more indicative of future operating results from our investments as consistent with management’s analysis of the investing and operating performance of our properties. The exclusion of acquisition fees and expenses is generally our most significant adjustment at the present time, as we are currently in our offering and acquisition stages. However, if earnings from the operations of our properties or net sales proceeds from the future disposition of our properties are not sufficient enough to overcome the acquisition costs and fees incurred, then such fees and expenses will have a dilutive impact on our returns.

•

Amortization of above-and below-market leases.    Under GAAP, certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of other real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, we believe that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

•

Straight-line rent adjustment. Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to restate such payments from a GAAP accrual basis to a cash basis), MFFO provides useful supplemental information on the realized economic impact of lease terms, providing insight on the contractual cash flows of such lease terms, and aligns results with management’s analysis of operating performance.

We may, in the future, make other adjustments to FFO as identified above at the time that any such other adjustments become applicable to our results of operations. MFFO, for example would exclude gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting and adjustments related to contingent purchase price obligations. These items relate to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to our current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. We believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rates, occupancy and other core operating fundamentals.

We believe that MFFO is helpful in assisting management to assess the sustainability of our distribution and operating performance in future periods, particularly after our offering and acquisition stages are complete, because MFFO excludes acquisition fees and expenses that affect property operations only in the period in which a property is acquired; however, MFFO should only be used by investors to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired. Acquisition fees and expenses have a negative effect on our cash flows from operating activities during the periods in which properties are acquired.

Presentation of MFFO also is intended to provide useful information to investors as they compare the operating performance of different non-traded REITs, although it should be noted that not all REITs calculate MFFO the same way, so comparisons with other REITs may not be meaningful. Neither the Commission, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate MFFO. Furthermore, FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should not be construed as historic performance measures or as more relevant or accurate than the current GAAP methodology in calculating net income (loss) and its applicability in evaluating our operating performance.

The following table presents a reconciliation of net loss to FFO and MFFO for the nine months ended September 30, 2012 and 2011, and the years ended December 31, 2011 and 2010:

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010

Net loss	$(3,894,885)	$(1,979,902)	$(3,635,477)	$(928,951)
Adjustments:
Depreciation and amortization (including amortization of in place lease intangible assets)	2,773,700	386,968	1,089,135	–

FFO	(1,121,185)	(1,592,934)	(2,546,342)	(928,951)
Acquisition fees and expenses (1)	1,658,196	765,030	1,598,828	–
Amortization of above- below- market lease intangible assets(2)	51,660	8,556	21,724	–
Straight-line rent adjustment(3)	(245,501)	(7,408)	(67,695)	–

MFFO	$343,170	$(826,756)	$(993,485)	$(928,951)

Weighted average number of shares of common stock outstanding (basic and diluted)	4,511,324	1,494,781	1,744,849	520,975

Net loss per share (basic and diluted)	$(0.86)	$(1.32)	$(2.08)	$(1.78)

FFO per share (basic and diluted)	$(0.25)	$(1.07)	$(1.46)	$(1.78)

MFFO per share (basic and diluted)	$0.08	$(0.55)	$(0.57)	$(1.78)

(1)

In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-traded REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. Acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

(2)

Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of other real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(3)

Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to restate such payments from a GAAP accrual basis to a cash basis), MFFO provides useful supplemental information on the realized economic impact of lease terms, providing insight on the contractual cash flows of such lease terms, and aligns results with management’s analysis of operating performance.

MANAGEMENT

Directors and Executive Officers

Recent Developments

On August 14, 2012, the Company’s board of directors accepted the resignation of Matthew S. Banks as a director of the Company. Also on August 14, 2012, the board appointed Andrew Wood as a director of the Company with immediate effect.

In addition, on December 11, 2012, the Company’s board of directors accepted the resignation of Robert A. Bourne as chief executive officer of the Company, and appointed with immediate effect Andrew A. Hyltin to serve as the Company’s new chief executive officer. Also effective immediately, John F. Starr will assume the position of the Company’s chief portfolio management officer and Scott C. Hall will become senior vice president of operations.

Effective as of April 1, 2013, Steven D. Shackelford will step down as chief financial officer of the Company, and the board appointed Rosemary Q. Mills to succeed Mr. Shackelford as the Company’s chief financial officer, and as treasurer. Mr. Shackelford will remain on as an executive vice president of the Company, commencing April 1, 2013.

The following table supersedes and replaces in full the table and the biographies of our executive officers and directors, which began on page 107 of the prospectus, under “MANAGEMENT.”

We have provided below certain information about our executive officers and directors.

Name	Age*	Position(s)

James M. Seneff, Jr.	66	Chairman of the Board and Director
Andrew Wood	62	Director
Douglas N. Benham	56	Independent Director
James P. Dietz	48	Independent Director
Stephen J. LaMontagne	51	Independent Director
Andrew A. Hyltin	53	Chief Executive Officer and President
Steven D. Shackelford	49	Chief Financial Officer
Ixchell C. Duarte	45	Senior Vice President and Chief Accounting Officer
Holly J. Greer	41	Senior Vice President, General Counsel and Secretary
Scott C. Hall	48	Senior Vice President Operations
John F. Starr	37	Chief Portfolio Management Officer

*As of January 1, 2013

James M. Seneff, Jr. Chairman of the Board and Director. Mr. Seneff has served as the chairman of our board and a director since our inception in March 2009 and as a manager of our advisor since its inception in December 2008. Mr. Seneff has served as chairman of the board and a director of Global Growth Trust, Inc., a public, non-traded REIT, and has served as a manager and chairman of the board of its advisor, CNL Global Growth Advisors, LLC, since their inception in December 2008. He is the sole member of CNL Holdings, LLC (“CNL Holdings”) and has served as the chairman, chief executive officer and/or president of several of CNL Holdings’ subsidiaries, including chief executive officer and president (November 2008 to present) of CNL Financial Group, LLC, our sponsor; and as executive chairman (January 2011 to present), chairman (1988 to January 2011), chief executive officer (1995 to January 2011) and president (1980 to 1995) of CNL Financial Group, Inc., a diversified real estate company. Mr. Seneff serves or has served on the board of directors of the following CNL Holdings’ affiliates: CNL Healthcare Properties, Inc., a public, non-traded company that intends to operate as a REIT, and its advisor, CNL Healthcare Corp. (June 2010 to present); CNL Lifestyle Properties, Inc., a public, non-traded REIT (2003 to present), the managing member of its former advisor, CNL Lifestyle Company, LLC (2003 to December 2010) and its current advisor, CNL Lifestyle Advisor Corporation (December 2010 to present); CNL Hotels & Resorts, Inc., a public, non-traded REIT (1996 to April 2007), and its advisor, CNL Hospitality Corp. (1997 to June 2006 (became self-advised)); CNL Retirement Properties, Inc., a public, non-traded REIT, and its advisor, CNL Retirement Corp. (1997 to October 2006); CNL Restaurant Properties, Inc., a public, non-traded REIT, and its advisor (1994 to 2005 (became self-advised)); National Retail Properties, Inc., a publicly traded REIT (1994 to 2005); Trustreet Properties, Inc. (“Trustreet”), a publicly traded REIT (2005 to February 2007); CNL Securities Corp., the Managing Dealer of this offering (1979 to present); and CNL Capital Markets Corp. (1990 to present). Mr. Seneff is also the chairman and a principal stockholder of CNLBancshares, Inc. (1999 to present), which owns CNLBank. Mr. Seneff received his degree in business administration from Florida State University.

As a result of these professional and other experiences, Mr. Seneff possesses particular knowledge of real estate acquisitions, ownership and dispositions in a variety of public and private real estate investment vehicles that strengthens the board’s collective knowledge, capabilities and experience.

Andrew Wood. Director. Mr. Wood has served as a director since August 2012. He has also served as a director of Global Growth Trust, Inc. since August 2012. Mr. Wood has served as executive director of MGPA Limited (“MGPA”) since September 2009. MGPA is an independently managed private equity real estate investment advisory company focused on real estate investment in Europe and Asia. Mr. Wood is a founding shareholder of MGPA and served as its chief investment officer from February 2004 until September 2009. He also has served on the board of directors of MGPA and its Remuneration Committee since their establishment in February 2004. Mr. Wood is also a director of various MGPA-affiliated entities that are the general partners to the investment funds advised by MGPA. He has over 40 years of experience in the real estate sector in the United Kingdom and Continental Europe, Asia and the U.S. Mr. Wood qualified as a member of the Royal Institution of Chartered Surveyors in London in 1972 and is currently a Fellow of the Institution. He is also a member of the Counselors of Real Estate in the U.S., a professional organization of real estate advisors, and serves as a member of the Advisory Board to the Runstad Center for Real Estate Studies at the University of Washington, Seattle.

As a result of these professional and other experiences, Mr. Wood possesses particular knowledge of real estate investment that strengthens the board’s collective knowledge, capabilities and experience.

Douglas N. Benham. Independent Director. Mr. Benham has served as an Independent Director since November 2009. Since April 2006, Mr. Benham has been the president and chief executive officer of DNB Advisors, LLC, a restaurant industry consulting firm. From January 2004 until April 2006, Mr. Benham served as president and chief executive officer of Arby’s Restaurant Group, a quick service restaurant company and subsidiary of Triarc Company (NYSE: TRY). From August 2003 until January 2004, Mr. Benham was president and chief executive officer of DNB Advisors, LLC. From January 1989 until August 2003, Mr. Benham served as chief financial officer, and from 1997 until 2003 also served as a member of the board of directors of RTM Restaurant Group, Inc., an Arby’s franchisee, that was later acquired by Triarc Company in July 2005. Prior to January 1989, Mr. Benham held various positions including at Deloitte & Touche, Bell Atlantic Corp., and Cox Enterprises. Mr. Benham served as a director of the restaurant operator O’Charley’s Inc. (NASDAQ:CHUX) from March 2008 to May 2012. In August 2009, Mr. Benham joined the board of directors of drive-thru restaurant chain operator Sonic Corp. (NASDAQ:SONC). In January 2012, he joined the board of directors of the restaurant chain operator Quiznos, and in May 2012, he joined the board of directors of American Residential Properties, Inc., a fully integrated and internally managed real estate investment company which acquires, renovates, leases and manages single-family properties in select communities in the Southwestern and Southeastern U.S. Mr. Benham earned a B.A. in accounting from the University of West Florida in 1978.

As a result of these professional and other experiences, Mr. Benham possesses particular knowledge of financial  accounting, and business and restaurant management that strengthens the board’s collective knowledge, capabilities and experience.

James P. Dietz.  Independent Director.  Mr. Dietz has served as an Independent Director since November 2009. Mr. Dietz served as president and chief executive officer of NanoScale Corporation, a non-public manufacturer of specialty materials, from May 2012 until December 2012, in connection with that company’s turnaround efforts. Prior to joining NanoScale, Mr. Dietz served as chief financial officer since July 2011, and served as vice president of finance and accounting from May 2010 to July 2011 for Parabel, Inc. (formerly known as PetroAlgae Inc.) (OTCQB:PALG), a provider of technology and solutions that utilize biomass derived from micro-crops to address the global demand for new economical sources of feed, food and fuel. From May 2009 through April 2010, Mr. Dietz served as chief financial officer of U.S. Capital Holdings, LLC, an international private equity investor and developer, whose parent company is Tangshan Ganglu Iron & Steel Co., Ltd., a Chinese industrial company. From May 2008 until May 2009, Mr. Dietz served as vice president – finance and business development for PACT, LLC, a real estate development company, and from January 2008 until April 2008, Mr. Dietz was chief financial officer of American Leisure Group, a real estate investor and timeshare developer. From 1995 until December 2007, Mr. Dietz was with residential community developer WCI Communities, Inc. (NYSE: WCI), and various predecessor firms, as its chief financial officer. In August 2007, shareholders at WCI approved a new composition for WCI’s board of directors which had been submitted to them for vote at their annual meeting pursuant to an agreement between WCI and affiliates of Carl Icahn that resulted from a proxy contest. Mr. Dietz resigned as WCI’s chief financial officer in December 2007. WCI filed a voluntary petition under Chapter 11 of the federal bankruptcy laws on August 4, 2008, from which it emerged on August 31, 2009. From 1993 to 1995, Mr. Dietz managed asset-backed financing originations for GTE Leasing Corporation (a subsidiary of GTE, a predecessor to Verizon Communications). He began his professional career in December 1986 joining Arthur Andersen & Co where he advanced to manager, providing audit and financial consulting services to clients in the construction, real estate, healthcare and legal industries. Mr. Dietz earned a B.A. in accounting and economics from the University of South Florida in 1986. Mr. Dietz is a certified public accountant.

As a result of these professional and other experiences, Mr. Dietz possesses particular knowledge of accounting, real  estate investment and finance that strengthens the board’s collective knowledge, capabilities and experience.

Stephen J. LaMontagne.  Independent Director.  Mr. LaMontagne has served as an Independent Director since November 2009. Mr. LaMontagne is partner-in-charge of the real estate practice of Moore Colson, an Atlanta-based accounting and consulting firm, having joined the firm in December 2007. Prior to joining Moore Colson, Mr. LaMontagne held various positions with KPMG LLP beginning in May 1983 until December 2007, including serving over ten years as an assurance partner and southeast real estate practice leader, as well as serving on several of the firm’s national committees. While at KPMG and currently at Moore Colson, his focus includes real estate finance, financial accounting and reporting, mergers and acquisitions and audit matters. Mr. LaMontagne received a B.S. degree in accounting and a minor in finance from Florida State University in 1983. Mr. LaMontagne is a certified public accountant.

As a result of these professional and other experiences, Mr. LaMontagne possesses particular knowledge of accounting  and tax practices that strengthens the board’s collective knowledge, capabilities and experience.

Andrew A. Hyltin.  Chief Executive Officer and President.  Mr. Hyltin has served as our president, and as president and a manager of our advisor, since November 1, 2010. Effective December 11, 2012, Mr. Hyltin began serving as our chief executive officer. He also has served as president of Global Growth Trust, Inc., a public, non-traded REIT, and has served as a manager and president of its advisor, CNL Global Growth Advisors, LLC, since November 1, 2010. Effective December 10, 2012, he also serves as chief executive officer of Global Growth Trust, Inc. In addition, he serves as the chief executive officer and president of Corporate Capital Trust, Inc., a public, non-traded business development company (June 2010 to present). Mr. Hyltin has held various officer positions with CNL Fund Advisors Company, an affiliate of CNL, becoming that company’s president in March 2009 and its chief executive officer in June 2010. Since 2005, Mr. Hyltin has also served as president and chief investment officer of CNL Private Equity Corp, the parent entity of CNL Fund Advisors Company, responsible for the overall management of its portfolio and private offerings and alternative investments; and, he served as vice president of investments for that company from 2003 to 2005. From April 2009 to May 2010, Mr. Hyltin served as president to The CNL Funds, an open-end mutual fund. Mr. Hyltin has a B.A. in Finance from Texas Christian University.

Steven D. Shackelford.  Chief Financial Officer.  Mr. Shackelford has served as our chief financial officer since inception in March 2009, and served as our secretary from March 2009 until August 2011. Effective January 1, 2013, Mr. Shackelford became the president of Corporate Capital Trust, Inc., a business development company sponsored by CNL. He also has served as chief financial officer of our advisor since inception in December 2008, treasurer since July 2011 and executive vice president since August 2011, and served as its secretary from December 2008 until August 2011. In addition, Mr. Shackelford has served as chief financial officer since inception in December 2008 and served as secretary from March 2009 until August 2011 of Global Growth Trust, Inc., a public, non-traded REIT. He also has served as chief financial officer since inception in December 2008, treasurer since July 2011 and executive vice president since August 2011 of its advisor, CNL Global Growth Advisors, LLC, and served as its secretary from December 2008 until August 2011. Mr. Shackelford joined CNL Real Estate Advisors Company, an affiliate of CNL, in February 2007, as chief financial officer and chief operating officer. Previously, from February 2005 to February 2007, Mr. Shackelford served as chief financial officer, executive vice president, chief operating officer and secretary of Trustreet Properties, Inc., a publicly traded REIT. Before joining Trustreet Properties, Inc., Mr. Shackelford served as executive vice president and chief operating officer of CNL Restaurant Properties, Inc., which he joined in September 1996. From March 1995 to July 1996, Mr. Shackelford was a senior manager in the national office of Price Waterhouse where he was responsible for advising foreign clients seeking to raise capital by gaining access to capital markets located in the United States. From August 1992 to March 1995, he was a manager in the Paris, France office of Price Waterhouse, serving several multi-national clients. Mr. Shackelford was a member of the audit staff and a senior accountant from 1986 to 1992 in the Orlando, Florida office of Price Waterhouse. Mr. Shackelford received his undergraduate degree in accounting and an M.B.A. from Florida State University. He is a certified public accountant.

Rosemary Q. Mills.  Chief Financial Officer and Treasurer.  (Effective April 1, 2013) Ms. Mills is a seasoned finance professional with a career spanning over 30 years, has substantial experience in leadership positions, and has focused solely on real estate since 2000. She currently serves as senior vice president of an affiliate of CNL Financial Group, Inc. (“CNL”), with duties extending to both the Company and Global Growth Trust, Inc., a public non-traded REIT, which position she has held since April 2010. She also presently holds various offices in a number of subsidiaries of the Company and Global Growth Trust, Inc. From September 2008 to April 2010, Ms. Mills was a consultant to a CNL affiliate working on the initial creation and sponsorship of the Company and Global Growth Trust, Inc. She was vice president-capital markets and integration manager for GE Capital, Franchise Finance (“GE Capital”) from the time of General Electric Company’s acquisition of Trustreet Properties, Inc. (“Trustreet”) in February 2007 until May 2008. Prior to GE Capital’s acquisition of Trustreet, from February 2005 to February 2007, Ms. Mills was Trustreet’s senior vice president responsible for liquidity and capital structure, tax planning and compliance, legal compliance, internal audit and investor relations. Between July 2003 and January 2005, she served as chief financial officer for a CNL affiliate, where she led financial reporting and planning for nine private CNL funds, and for CNL’s 18 public income funds, which merged with and into Trustreet in February 2005. From June 2000 to July 2003, Ms. Mills was senior vice president of finance & strategic planning with CNL Restaurant Properties, Inc. Prior to CNL and its various affiliates and successors, beginning May 1993, Ms. Mills spent seven years with a private pharmacy management consulting practice, initially as director of finance, progressing to president from 1997 to her departure in December 1999. Ms. Mills is a Certified Public Accountant and practiced in the Orlando office of Ernst & Young from 1981 to 1993, initially, as a member of the audit staff and advancing to senior manager of tax. She graduated with a BSBA in Accountancy from the University of Central Florida in 1981.

Ixchell C. Duarte.  Senior Vice President and Chief Accounting Officer.  Ms. Duarte has served as a senior vice president and our chief accounting officer since June 2012, and has served as a senior vice president and chief accounting officer of Global Growth Trust, Inc., a public non-traded REIT, since June 2012. Ms. Duarte has also served as a senior vice president and chief accounting officer of CNL Healthcare Properties, Inc., a public, non-traded company that intends to qualify as a REIT, since March 2012, and was previously a vice president with CNL Healthcare Properties, Inc. from February 2012 to March 2012. Ms. Duarte has also served as senior vice president and chief accounting officer since March 2012 of CNL Lifestyle Properties, Inc., a public, non-traded REIT, and was previously its vice president from February 2012 to March 2012. Ms. Duarte served as controller at GE Capital, Franchise Finance, from February 2007 through January 2012 as a result of GE Capital’s acquisition of Trustreet Properties, Inc., a publicly traded REIT. Prior to that, Ms. Duarte served as senior vice president and chief accounting officer of Trustreet Properties, Inc. and served as senior vice president and controller of its predecessor CNL companies (2002 to February 2007). Ms. Duarte also served as senior vice president, chief financial officer, secretary and treasurer of CNL Restaurant Investments, Inc. (2000 to 2002) and as a director of accounting and then vice president and controller of CNL Fund Advisors, Inc. and other CNL Financial Group, Inc. affiliates (1995 to 2000). Prior to that, Ms. Duarte served as an audit senior and then as audit manager in the Orlando, Florida office of Coopers & Lybrand where she serviced several CNL entities (1990 to 1995), and as audit staff in the New York office of KPMG (1988 to 1990). Ms. Duarte is a certified public accountant. She received a B.S. in accounting from the Wharton School of the University of Pennsylvania.

  Holly J. Greer.  Senior Vice President, General Counsel and Secretary.  Ms. Greer has served as a senior vice president, our general counsel and our secretary since August 2011. Ms. Greer has also served as a senior vice president and secretary of our advisor since August 2011. Ms. Greer also has served as a senior vice president, general counsel and secretary of Global Growth Trust, Inc., a public, non-traded REIT, and as senior vice president and secretary of its advisor since August 2011. Ms. Greer served as vice president and associate general counsel of CNL Healthcare Properties, Inc., a public, non-traded company that intends to operate as a REIT, from inception in June 2010 until March 2011, and as general counsel, senior vice president and secretary since March 2011. Ms. Greer has also served as senior vice president, legal affairs of its advisor since March 2011. Ms. Greer joined CNL Lifestyle Properties, Inc., a public, non-traded REIT, in August 2006, where she initially served as acquisition counsel for its former advisor, CNL Lifestyle Company, LLC, until April 2007. From April 2007 until October 2009, Ms. Greer served as counsel to CNL Lifestyle Properties, Inc. and its former advisor, overseeing real estate and general corporate legal matters. Ms. Greer served as associate general counsel and vice president of CNL Lifestyle Properties, Inc. and its former advisor from November 2009 until March 2011. Effective March 2011, Ms. Greer has served as general counsel, senior vice president and secretary of CNL Lifestyle Properties, Inc. and effective April 2011, as senior vice president, legal affairs of CNL Lifestyle Advisor Corporation, its current advisor. Prior to joining CNL Lifestyle Properties, Ms. Greer spent seven years in private legal practice, primarily at the law firm of Lowndes, Drosdick, Doster, Kantor & Reed, P.A., in Orlando, Florida. Ms. Greer is licensed to practice law in Florida and is a member of the Florida Bar Association and the Association of Corporate Counsel. She received a B.S. in Communications and Political Science from Florida State University and her J.D. from the University of Florida.

Scott C. Hall.  Senior Vice President of Operations.  Mr. Hall has served as senior vice president of operations since December 11, 2012. Effective December 10, 2012, Mr. Hall also serves as senior vice president of operations for Global Growth Trust, Inc. Mr. Hall is the president and owner of a private consulting firm based in Orlando, Florida that serves various real estate investment and development projects. Prior to his appointment as senior vice president of operations, he served from May 2011 to December 2012 as a consultant to CNL Global Income Advisors, LLC, our advisor, and to the advisors of other CNL affiliates, including Global Growth Trust, Inc., CNL Lifestyle Properties, Inc., CNL Healthcare Properties, Inc., each a public, non-traded REIT, and Corporate Capital Trust, Inc., a public, non-traded business development company. From September 2005 to February 2010, Mr. Hall was senior vice president and led the Florida office of The Pizzuti Companies, a nationally recognized real estate investor and developer based in Columbus, Ohio. He also held various positions with a number of CNL affiliates from May 2002 to September 2005. Previously, from 1995 to 2001, Mr. Hall was an associate at Lake Nona, a 7,000-acre mixed-use real estate development in Orlando, Florida, owned by Tavistock Group, an international private investment company. Mr. Hall earned a B.A. in English from Ohio Wesleyan University, and an M.B.A. with honors from Rollins College.

John F. Starr.  Chief Portfolio Management Officer.  Mr. Starr has served as chief portfolio management officer since December 11, 2012. Effective December 10, 2012, Mr. Starr also serves as chief portfolio management officer of Global Growth Trust, Inc. Since 2002, Mr. Starr has held various positions with multiple CNL affiliates. From October 2011 until his appointment as our chief portfolio management officer, Mr. Starr served as senior vice president of portfolio management at CNL Financial Group Investment Management, LLC responsible for developing and implementing strategies to maximize the financial performance of CNL’s real estate portfolios. He also served at CNL Private Equity Corp., as its senior vice president from December 2010 until his appointment as our chief portfolio management officer. Between June 2009 and December 2010, he served as CNL Private Equity Corp.’s senior vice president of asset management, responsible for the oversight and day-to-day management of all real estate assets from origination to disposition. At CNL Management Corp., Mr. Starr served as its senior vice from January 2011 to May 2012, and previously, as CNL Management Corp.’s senior vice president of asset management, from January 2011 to May 2011. Between January 2004 and February 2005, Mr. Starr served as vice president of real estate portfolio management at Trustreet Properties, Inc., and from February 2005 to February 2007, he served as Trustreet Properties, Inc.’s vice president of special servicing, and as president of a Trustreet Properties, Inc. affiliate, where he was responsible for the resolution and value optimization of distressed leases and loans. From February 2007 to May 2007, in the year following the sale of Trustreet Properties, Inc. to GE Capital Franchise Finance, he served as GE Capital Franchise Finance’s vice president of special servicing, before rejoining CNL affiliates in June 2007. Between May 2002 and January 2004, Mr. Starr was assistant vice president of special servicing at CNL Restaurant Properties, Inc. Prior to joining CNL’s affiliates, Mr. Starr served in various positions in the credit products management group at Wachovia Bank, Orlando, Florida, from December 1997 to May 2002. Mr. Starr received a B.S. in Business and an M.B.A. from the University of Florida in 1997 and 2007, respectively.

THE ADVISOR AND THE ADVISORY AGREEMENT

Our Advisor

The following table supersedes and replaces in full the table under the section “THE ADVISOR AND THE ADVISORY  AGREEMENT – Our Advisor” on page 114 of the prospectus.

The executive officers and managers of our advisor and their respective backgrounds are as follows:

Name	Age*	Position(s)

Robert A. Bourne	65	Manager and Chief Executive Officer
Andrew A. Hyltin	53	Manager and President
James M. Seneff, Jr.	66	Manager
Steven D. Shackelford	49	Chief Financial Officer, Treasurer and Executive Vice President
Holly J. Greer	41	Senior Vice President and Secretary

*As of January 1, 2013

The backgrounds of Messrs. Hyltin, Seneff and Shackelford and Ms. Greer listed above are described under “Management — Directors and Executive Officers.”

The following updated biography for Mr. Bourne is hereby added to the section “THE ADVISOR AND THE ADVISORY  AGREEMENT – Our Advisor” on page 114 of the prospectus.

Robert A. Bourne. Mr. Bourne has served as chief executive officer and a manager of our advisor since its inception in December 2008. Mr. Bourne previously served as our chief executive officer from inception in March 2009 until December 2012. Mr. Bourne also has served as chief executive officer and a manager of CNL Global Growth Advisors, LLC, the advisor to Global Growth Trust, Inc., a public, non-traded REIT, since its inception in December 2008, and served as chief executive officer of Global Growth Trust, Inc. from its inception in December 2008 until December 2012. He has served as an executive officer of CNL Financial Group, LLC, our sponsor, since November 2008, and as an executive officer of CNL Financial Group, Inc. since 1984. Mr. Bourne also serves or has served as a director and/or an executive officer for the following CNL Holdings’ affiliates: CNL Healthcare Properties, Inc., a public, non-traded company that intends to operate as a REIT, and its advisor (June 2010 to present); CNL Lifestyle Properties, Inc., a public, non-traded REIT (2003 to present), the managing member of its former advisor, CNL Lifestyle Company, LLC (2003 to December 2010) and its current advisor CNL Lifestyle Advisor Corporation (December 2010 to present); CNL Hotels & Resorts, Inc. (1996 to April 2007) and its advisor, CNL Hospitality Corp. (1997 to June 2006); CNL Retirement Properties, Inc. and its advisor, CNL Retirement Corp. (1997 to October 2006); CNL Restaurant Properties, Inc. (1994 to 2005); National Retail Properties, Inc. (1996 to 2005); CNL Securities Corp. (1979 to present); and CNL Capital Markets Corp. (2000 to present). Mr. Bourne has also served as a director of Trustreet Properties, Inc. (2005 to February 2007); CNL Securities Corp.

(1981 to present); CNLBancshares, Inc. (1999 to present); and CNL Lifestyle Properties, Inc. (2003 to present). Mr. Bourne has served as a director of CNL Fund Advisors Company since its inception in 1992. CNL Fund Advisors Company is an affiliate of CNL and is the registered investment advisor to Corporate Capital Trust, Inc. Mr. Bourne was a certified public accountant employed by Coopers & Lybrand, Certified Public Accountants, from 1971 through 1978, and attained the position of tax manager in 1975. Mr. Bourne graduated with honors from Florida State University with a degree in Accounting.

Sub-Advisors

The following supersedes and replaces in full the second paragraph under the section “THE ADVISOR AND THE  ADVISORY AGREEMENT – Sub-Advisors” on page 122 of the prospectus:

Macquarie Group Limited (ASX:MQG) (“Macquarie” or “Macquarie Group”), headquartered in Sydney, Australia, is a global provider of banking, financial, advisory, investment and funds management services. Macquarie acts on behalf of institutional, corporate and retail clients around the world. Founded in 1969, Macquarie employs more than 14,200 people in 28 countries. Assets under management total approximately $327 billion as of March 31, 2012.

SUMMARY OF REDEMPTION PLAN

  The following contains certain information that supplements and updates the information under, should be read together  with, and constitutes an addition to our discussion under the section “SUMMARY OF REDEMPTION PLAN” beginning on page 131 of the prospectus.

Redemption of Shares

During the years ended December 31, 2011 and 2010, we did not receive any redemption requests pursuant to our Redemption Plan. For the nine months ended September 30, 2012, we received requests from eight stockholders for the redemption of an aggregate of 24,293 shares, all of which were redeemed at an average price of $9.77 per share. The redemptions were funded entirely from the proceeds received from shares issued pursuant to our Distribution Reinvestment Plan.

PLAN OF DISTRIBUTION

The following supersedes and replaces in full the first paragraph under “PLAN OF DISTRIBUTION – Other  Compensation” on page 173 of the prospectus:

As described above, we pay our Managing Dealer up to 7% of the Gross Proceeds as selling commissions and up to 3% of the Gross Proceeds as a marketing support fee. In connection with the sale of shares, the Managing Dealer or any third-party participating broker it so designates may perform wholesaling functions for which their respective associated Persons will receive compensation. Any such third-party wholesaler will be compensated by the Managing Dealer without any change in the net proceeds to us. In addition, our Managing Dealer may reimburse participating brokers for technology costs and other costs and expenses associated with the offering, and the facilitation of the marketing of our shares. These other costs and expenses include reimbursements for costs and expenses related to investor and broker-dealer sales and training meetings, and broker-dealer bona fide training and educational meetings. Any such meetings will be conducted by us, our Managing Dealer and/or participating brokers in accordance with rules promulgated by FINRA.

EXPERTS

  The following section supersedes in its entirety the paragraph under the section entitled “Experts” on page 181 of the  prospectus.

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Global Income Trust, Inc. for the year ended December 31, 2011, the audited historical statement of revenues and certain expenses of Heritage Commons III included on pages F-2 through F-5 of Global Income Trust,

Inc.’s Current Report on Form 8-K/A dated June 28, 2011, filed on September 7, 2011, the audited historical statement of revenues and certain expenses of Heritage Commons IV included on pages F-2 through F-5 of Global Income Trust, Inc.’s Current Report on Form 8-K/A dated October 27, 2011, filed on December 13, 2011, the audited historical statement of revenues and certain expenses of Worms and Gütersloh included on pages F-2 through F-5 of Global Income Trust, Inc.’s Current Report on Form 8-K/A dated September 27, 2012, filed on December 11, 2012, and the audited historical statement of revenues and certain expenses of Samsonite included on pages F-2 through F-5 of Global Income Trust, Inc.’s Current Report on Form 8-K/A dated October 12, 2012, filed on December 7, 2012, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE” section on page 181 of the prospectus and all  similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The Commission allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to various documents that we have filed separately with the Commission. The information incorporated by reference is deemed to be a part of our prospectus and the information that we later file with the Commission may update and supersede the information in our prospectus, including information incorporated by reference. For information on how to access this information, see the following section of this prospectus entitled “Where You Can Find More Information.”

  The documents listed below are incorporated by reference into the prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with Commission rules:

We incorporate by reference the following documents that we have previously filed with the Commission:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on March 14, 2012;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, filed November 13, 2012;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012, filed August 14, 2012;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, filed May 14, 2012;

•	Current Report on Form 8-K dated December 11, 2012, filed December 14, 2012;

•	Current Report on Form 8-K/A dated September 27, 2012, filed December 11, 2012;

•	Current Report on Form 8-K/A dated October 12, 2012, filed December 7, 2012;

•	Current Report on Form 8-K dated October 12, 2012, filed October 18, 2012;

•	Current Report on Form 8-K dated October 3, 2012, filed October 10, 2012;

•	Current Report on Form 8-K dated September 27, 2012, filed October 3, 2012;

•	Current Report on Form 8-K dated August 14, 2012, filed August 16, 2012;

•	Current Report on Form 8-K dated August 6, 2012, filed August 9, 2012;

•	Current Report on Form 8-K dated August 3, 2012, filed August 8, 2012;

•	Current Report on Form 8-K dated July 18, 2012, filed July 19, 2012;

•	Current Report on Form 8-K dated June 20, 2012, filed June 21, 2012;

•	Current Report on Form 8-K dated March 8, 2012, filed March 12, 2012;

•	Current Report on Form 8-K dated January 31, 2012, filed February 1, 2012;

•	Current Report on Form 8-K/A dated October 27, 2011, filed December 13, 2011; and

•	Current Report on Form 8-K/A dated June 28, 2011, filed September 7, 2011.

Upon request we will provide to each person, including a beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus but have not delivered to investors. To receive a free copy of those documents, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to:

CNL Client Services

PO Box 4920

Orlando, FL 32802

866-650-0650, option 3

www.cnl.com

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying Unaudited Pro Forma Condensed Consolidated Balance Sheet of Global Income Trust, Inc. and its subsidiaries (collectively, the “Company”) is presented as if the acquisition of the Samsonite Property described in Note 2 had occurred on September 30, 2012. All other properties described in Note 2 are excluded from the unaudited pro forma consolidated balance sheet since the acquisitions occurred prior to September 30, 2012 and are included in the historical balance sheet of the Company as of that date.

The accompanying Unaudited Pro Forma Condensed Consolidated Statements of Operations of the Company are presented for the nine months ended September 30, 2012 and for the year ended December 31, 2011 (the “Pro Forma Periods”), and include certain pro forma adjustments to illustrate the estimated effect of the Company’s acquisitions that occurred during 2011 and 2012 described in Note 2 as if they had all occurred on January 1, 2011.

This pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company’s financial position, cash flows or results of operations as if the transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma condensed consolidated financial information should not be viewed as indicative of the Company’s financial results in the future and should be read in conjunction with the Company’s financial statements as filed on Form 10-K for the year ended December 31, 2011 and the Company’s financial statements as filed on Form 10-Q for the quarter and nine months ended September 30, 2012.

F – 1

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2012

	Global Income Trust, Inc. Historical	Pro Forma Adjustments		Global Income Trust, Inc. Pro Forma
ASSETS
Real estate investments properties, net	$51,229,627	$31,254,500	(1)	$82,484,127
Cash and cash equivalents	17,044,487	(13,270,636)	(1)	2,492,680
		(413,494)	(2)
		(867,677)	(3)
Intangibles, net	13,722,553	11,137,000	(1)	24,859,553
Restricted cash	2,052,705	—		2,052,705
Other assets	1,281,148	(500,000)	(1)	889,648
		108,500	(1)
Loan costs, net	772,494	413,494	(2)	1,185,988

Total assets	$86,103,014	$27,861,687		$113,964,701

LIABILITIES AND STOCKHOLDERS’ EQUITY
Mortgage notes payable	$45,021,432	$26,729,364	(1)	$71,750,796
Other liabilities	1,694,024	—		1,694,024
Accounts payable and accrued expenses	1,088,148	—		1,088,148
Credit facility	820,000	2,000,000	(1)	2,820,000
Due to related parties	700,199	—		700,199

Total liabilities	49,323,803	28,729,364		78,053,167

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value per share, authorized and unissued 200,000,000 shares	—	—		—
Common stock, $0.01 par value per share, 1,120,000,000 shares authorized; 5,784,883 and 4,649,878 shares issued and 5,730,590 and 4,649,878 shares outstanding	57,306	—		57,306
Capital in excess of par value	48,689,272	—		48,689,272
Accumulated distributions	(3,418,950)	—		(3,418,950)
Accumulated deficit	(8,459,313)	(867,677)	(3)	(9,326,990)
Accumulated other comprehensive losses	(89,104)	—		(89,104)

Total stockholders’ equity	36,779,211	(867,677)		35,911,534

Total liabilities and stockholders’ equity	$86,103,014	$27,861,687		$113,964,701

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

F – 2

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

	Global Income Trust, Inc. Historical	Samsonite Property Historical (1)	Worms and Gutersloh Properties Historical (2)	Pro Forma Adjustments		Global Income Trust, Inc. Pro Forma
Revenues:
Rental income from operating leases	$5,009,802	$2,585,518	$688,938	$243,984	(a)	$8,406,187
				(122,055)	(d)
Tenant reimbursements	838,648	101,780	29,535	—		969,963

Total revenues	5,848,450	2,687,298	718,473	121,929		9,376,150

Expenses:
Property operating expenses	1,893,246	49,300	72,242	—		2,014,788
Acquisition fees and expenses	1,658,196	—	—	(970,650)	(b)	687,546
General and administrative	1,355,976	—	—	—		1,355,976
Asset management fees	433,165	—	28,632	360,547	(e)	822,344
Property management fees	170,176	52,480	12,525	23,725	(c)	258,906
Depreciation and amortization	2,773,700	—	—	1,818,770	(d)	4,592,470

Total expenses	8,284,459	101,780	113,399	1,232,392		9,732,030
Expense support	(632,877)	—	—	(158,150)	(g)	(791,027)

Net expenses	7,651,582	101,780	113,399	1,074,242		8,941,003

Operating income (loss)	(1,803,132)	2,585,518	605,074	(952,313)		435,147

Other income (expense):
Interest and other income	1,158	—	—	—		1,158
Interest expense and loan cost amortization	(2,254,817)	—	—	(1,455,123)	(f)	(3,709,940)

Total other income (expense)	(2,253,659)	—	—	(1,455,123)		(3,708,782)

Income (loss) before income taxes	(4,056,791)	2,585,518	605,074	(2,407,436)		(3,273,635)
Income tax benefit (expense)	161,906	—	—	(159,800)	(h)	2,106

Net income (loss)	$(3,894,885)	$2,585,518	$605,074	$(2,567,236)		$(3,271,529)

Net loss per share of common stock (basic and diluted)	$(0.86)					$(0.62)

Weighted average number of shares of common stock outstanding (basic and diluted) (Note 5(i))	4,511,324			790,738		5,302,062

(1)	Samsonite Property Historical amounts represent amounts as presented in the Form 8-K/A as filed on December 7, 2012.
(2)	Worms and Gutersloh Properties Historical amounts represents amounts as presented in the Form 8-K/A as filed on December 11, 2012 and results for the period from July 1, 2012 through September 27, 2012.

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

F – 3

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

	Global Income Trust, Inc. Historical	Samsonite Property Historical (1)	Worms and Gutersloh Properties Historical (1)	Heritage Commons III Historical (2)	Heritage Commons IV Historical (3)	Pro Forma Adjustments		Global Income Trust, Inc. Pro Forma
Revenues:
Rental income from operating leases	$2,013,633	$3,447,358	$999,306	$1,050,083	$2,990,655	$401,548	(a)	$10,702,395
						(200,188)	(d)
Tenant reimbursements	454,468	134,157	64,252	253,377	571,722	—		1,477,976
Other	—	—	—	—	32,857	—		32,857

Total revenues	2,468,101	3,581,515	1,063,558	1,303,460	3,595,234	201,360		12,213,228

Expenses:
Acquisition fees and expenses	1,598,828	—	—	—	—	(1,224,885)	(b)	373,943
General and administrative	1,271,805	—	—	—	—	—		1,271,805
Property operating expenses	913,849	64,849	104,592	549,217	1,257,659	—		2,890,166
Asset management fees	168,180	—	41,470	—	—	837,673	(e)	1,047,323
Property management fees	67,494	69,308	18,058	32,426	84,638	59,558	(c)	331,482
Depreciation and amortization	1,089,135	—	—	—	—	4,593,528	(d)	5,682,663

Total expenses	5,109,291	134,157	164,120	581,643	1,342,297	4,265,874		11,597,382

Operating income (loss)	(2,641,190)	3,447,358	899,438	721,817	2,252,937	(4,064,514)		615,846

Other income (expense):
Interest and other income	1,407	—	—	—	—	—		1,407
Interest expense and loan cost amortization	(995,694)	—	—	—	—	(3,787,992)	(f)	(4,783,686)

Total other income (expense)	(994,287)	—	—	—	—	(3,787,992)		(4,782,279)

Income (loss) before income taxes	(3,635,477)	3,447,358	899,438	721,817	2,252,937	(7,852,506)		(4,166,433)

Income tax expense	—	—	—	—	—	(49,181)	(h)	(49,181)

Net income (loss)	$(3,635,477)	$3,447,358	$899,438	$721,817	$2,252,937	$(7,901,687)		$(4,215,614)

Net loss per share of common stock (basic and diluted)	$(2.08)							$(0.85)

Weighted average number of shares of common stock outstanding (basic and diluted) (Note 5(i))	1,744,849					3,237,616		4,982,465

(1)	Samsonite Property Historical and Worms and Gutersloh Properties Historical amounts represent amounts as presented in the audits of the Combined Statements of Revenues and Certain Expenses for the year ended December 31, 2011, respectively.

(2)	Heritage Commons III Historical amounts represents amounts as presented in the Form 8-K/A filed on September 7, 2011 and results for the period from April 1, 2011 through June 28, 2011.

(3)	Heritage Commons IV Historical amounts represents amounts as presented in the Form 8-K/A filed on December 13, 2011 and results for the period from October 1, 2011 through October 27, 2011.

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

F – 4

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The accompanying Unaudited Pro Forma Condensed Consolidated Balance Sheet of Global Income Trust, Inc. and its subsidiaries (collectively, the “Company”) is presented as if the acquisition of the Samsonite Property described in Note 2 had occurred as of September 30, 2012. All other properties described in Note 2 are not adjusted for in the unaudited pro forma consolidated balance sheet since the acquisitions occurred prior to September 30, 2012 and are included in the historical balance sheet of the Company as of that date. In addition, the Unaudited Pro Forma Condensed Consolidated Statements of Operations of the Company are presented for the nine months ended September 30, 2012 and the year ended December 31, 2011 (the “Pro Forma Periods”), and include certain pro forma adjustments to illustrate the estimated effect of the Company’s acquisitions that occurred during 2011 and 2012 described in Note 2, as if they had occurred on January 1, 2011. The amounts included in the historical columns represent the Company’s historical financial condition and operating results for the balance sheet date and the respective Pro Forma Period presented, respectively.

The accompanying unaudited pro forma condensed consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and do not include all of the information and note disclosures required by generally accepted accounting principles of the United States (“GAAP”). Pro forma financial information is intended to provide information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Pro forma financial information illustrates only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, and excludes effects based on judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of the transaction. Therefore, pro forma financial information does not include information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management’s actions were carried out in previous reporting periods.

This pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company’s financial results as if the acquisitions described in Note 2, reflected herein, had occurred on January 1, 2011 or been in effect during the Pro Forma Periods. This pro forma consolidated financial information should not be viewed as indicative of the Company’s financial results or conditions in the future. In addition, this pro forma consolidated financial information does not include pro forma adjustments for other properties acquired during or subsequent to the Pro Forma Period.

2.	Pro Forma Transactions

Samsonite Property

On October 12, 2012, the Company acquired a fee simple interest in a Class A industrial distribution facility with approximately 818,000 square feet located on approximately 53 acres of land in close proximity to the port in Jacksonville, Florida (“Samsonite Property”) for $42.5 million. The Company funded $13.8 million of the purchase price from proceeds of its public offering of shares of common stock (the “Offering”) of which $0.5 million was recorded as a deposit and included in Other assets as of September 30, 2012, $26.7 million through the assumption of the mortgage loan relating to the property as described below, and $2.0 million through a draw on the Company’s revolving credit facility. In connection with the acquisition, the Company incurred acquisition fees and expenses of approximately $0.9 million.

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

2.	Pro Forma Transaction (continued)

The following summarizes the allocation of the purchase price for the Samsonite Property and the estimated fair values of the assets acquired and liabilities assumed:

Assets
Land and land improvements	$6,283,600
Building	24,545,300
Above market lease	1,166,300
In-place lease	9,970,700
Tenant improvements	425,600
Other	108,500
Liabilities
Mortgage debt assumed	(26,729,364)

Net assets acquired	$15,770,636

In connection with the acquisition of the Samsonite Property, the Company assumed the outstanding mortgage debt of the Prior Owner relating to the property of $26.7 million (the “Mortgage Loan”). The Mortgage Loan bears interest at the rate of 6.08% per annum and will mature on September 1, 2023. Principal and interest on the Mortgage Loan is payable monthly in equal monthly installments of $187,319, based on a 25-year amortization schedule until maturity at which time the remaining outstanding principal balance will be due and payable in full.

In connection with the Mortgage Loan, the Company incurred approximately $0.4 million in loan costs. These costs have been capitalized and are being amortized as interest expense over the term of the loan.

The Samsonite Property is 100% leased to Samsonite, LLC, a Delaware limited liability company, pursuant to a triple-net lease (the “Samsonite Lease”). The Samsonite Lease expires on February 28, 2018, and may be renewed at the option of the tenant for two additional terms of five years each. Pursuant to the terms on the lease, the tenant is responsible for the payment of base rent, payable monthly, of approximately $258,000 per month as of January 1, 2011, increasing to approximately $292,000 as of March 31, 2011, approximately $328,000 on March 1, 2014 and approximately $350,000 on March 1, 2017. The tenant is also responsible for reimbursing the landlord for common area maintenance expenses and property management fees.

In addition, in accordance with the lease, substantially all property expenses are required to be paid directly by the tenant, including real estate taxes which the tenant pays directly to the taxing authorities and property insurance. In the event the tenant failed to pay such taxes, the Company would be obligated to pay such amounts.

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

2.	Pro Forma Transaction (continued)

The Samsonite Lease is accounted for as an operating lease; therefore, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations as incurred. Scheduled rental payments are recognized on a straight-line basis over the lease term so as to produce constant periodic rent in accordance with GAAP. Tenant reimbursements represent reimbursement from the tenant for common area maintenance expenses and are recognized in the period in which the related expenses are incurred.

Worms and Gutersloh Properties

On August 3, 2012, the Company entered into a purchase and sale agreement to acquire a portfolio of four neighborhood retail centers located in western Germany. On September 27, 2012, the Company, through a subsidiary formed for such purpose, closed on the acquisition of the Worms and Gutersloh Properties for 7.3 million euro ($9.7 million, based on an exchange rate of $1.334 per euro as of January 1, 2011). On August 3, 2012, in connection with the acquisition of the two Centers, the Company entered into a loan agreement (the “Loan Agreement”) with a German bank (“Lender”), providing for a senior secured loan (the “Senior Loan”) in the aggregate principal amount of approximately 8.7 million euros, with the Senior Loan to be drawn on to finance the acquisition of the four retail centers. On September 27, 2012, 2.8 million euros and 1.8 million euros were drawn on the Senior Loan to finance the acquisition of the Worms and Gutersloh Properties, respectively, for an aggregate outstanding principal loan amount of 4.6 million euros ($6.1 million based on an exchange rate of $1.334 per euro as of January 1, 2011) as of September 27, 2012. The Company funded the remaining purchase price of approximately 2.7 million euro ($3.6 million based on an exchange rate of $1.334 per euro as of January 1, 2011) from proceeds of its Offering. Interest on the current outstanding principal balance of the Senior Loan accrues at the fixed rate of 2.98% per annum for the Worms Property and 3.17% per annum for the Gutersloh Property. Interest on the Senior Loan is due and payable every six months in arrears, on January 15 and July 15 of each year.

In connection with the acquisition, the Company incurred acquisition fees and expenses of approximately $0.8 million.

The following summarizes the allocation of the purchase price for the Worms and Gutersloh Properties and the estimated fair values of the assets acquired and liabilities assumed:

Assets
Land	$2,188,979
Building	6,618,961
In-place lease	963,097

Net assets acquired	$9,771,037

The Worms and Gutersloh Properties leases are accounted for as operating leases; therefore, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations as incurred. Scheduled rental payments are recognized on a straight-line basis over the lease term so as to produce constant periodic rent in accordance with GAAP. Tenant reimbursements represent reimbursement from the tenant for common area maintenance expenses, as defined in the lease agreements, and are recognized in the period in which the related expenses are incurred.

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

2.	Pro Forma Transaction (continued)

Heritage Commons III

On June 28, 2011, the Company acquired a fee simple interest in a Class A building with approximately 119,000 rentable square feet located on approximately nine acres of land in the Fort Worth, Texas metropolitan area (“Heritage Commons III”) for $18.75 million, exclusive of assumed liabilities of $200,531 relating to real estate taxes payable. In addition, the Company incurred acquisition fees and costs totaling approximately $452,000, including closing costs and $346,875 in investment services fees to the Company’s advisor described below, in connection with the acquisition of Heritage Commons III. The Company funded $12.4 million of the purchase price from the proceeds of a loan, as described below, and paid the balance of the purchase price, closing costs, loan costs and other expenses from proceeds of its Offering.

The following summarizes the allocation of the purchase price for Heritage Commons III and the estimated fair values of the assets acquired and liabilities assumed:

Assets
Land and land improvements	$2,608,000
Building and building improvements	10,086,000
Above market lease	220,000
In-place lease	5,422,000
Leasehold improvements	414,000
Liabilities
Real estate taxes assumed	(200,531)

Net assets acquired	$18,549,469

In connection with the acquisition of Heritage Commons III, the Company obtained a $12.4 million loan (the “Heritage Commons III Mortgage Note Payable”). The Heritage Commons III Mortgage Note Payable bears interest at the rate of 4.7% per annum and has a five year term. Principal and interest on the loan is calculated based on a 25 year amortization, payable in equal monthly installments of $70,338. In connection with the Heritage Commons III Mortgage Note Payable, the Company incurred approximately $232,000 in loan costs. These costs have been capitalized and are being amortized as interest expense over the term of the loan.

Heritage Commons III is leased to DynCorp International, LLC, a global government services contractor. The lease expires on December 31, 2018 and may be renewed at the option of the tenant for two additional terms of five years each. Annualized base rent for Heritage Commons III is currently approximately $2.2 million, payable monthly, increasing to approximately $2.3 million commencing October 1, 2016. In addition to base rent, the tenant also is responsible for payment of certain electrical costs and its proportionate share of the operating expenses for the Heritage Commons III, subject to caps on certain expenses.

The lease is accounted for as an operating lease; therefore, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations as incurred. Scheduled rental payments are recognized on a straight-line basis over the lease term so as to produce constant periodic rent in accordance with GAAP. Tenant reimbursements represent additional rental revenue and are recognized in the period in which the related expenses are incurred.

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

2.	Pro Forma Transaction (continued)

Heritage Commons IV

On October 27, 2011, the Company acquired a fee simple interest in a Class A building with approximately 164,000 rentable square feet located on approximately ten acres of land in the Fort Worth, Texas metropolitan area (“Heritage Commons IV”) for $31 million. In addition, the Company incurred acquisition fees and costs totaling approximately $708,000, including expenses of approximately $96,000 that had been incurred as of September 30, 2011 and $573,500 in investment services fees to the Company’s advisor described below, in connection with the acquisition of Heritage Commons IV. The Company funded $24.5 million of the purchase price from the proceeds of a $20.5 million mortgage loan and a $4.0 million mezzanine loan, as described below, and paid the balance of the purchase price, closing costs, loan costs and other expenses from proceeds of its Offering.

The following summarizes the allocation of the purchase price for Heritage Commons IV and the estimated fair values of the assets acquired and liabilities assumed:

Land and land improvements	$3,015,000
Building and building improvements	15,900,000
Above market lease	248,000
In-place lease	7,811,000
Tenant improvements	4,026,000

Net assets acquired	$31,000,000

In connection with the acquisition of Heritage Commons IV, the Company obtained a $20.5 million mortgage loan (the “Senior Loan”). The Senior Loan bears interest at the rate of 6.018% per annum and will mature in five years, subject to the Company’s right to extend the Senior Loan for an additional term not to exceed two years. For the extension period, if any, the interest rate will increase to no greater than 11.018% per annum. Principal and interest on the Senior Loan will be calculated based on a 25 year amortization, payable in equal monthly installments of $132,307.

In addition, the Company obtained a $4.0 million loan (the “Mezz Loan”). The Mezz Loan bears interest at the rate of 11% per annum and has the same maturity date and extension provision as the Senior Loan. However, if the Senior Loan is prepaid, the Mezz Loan must also be prepaid. Interest only payments, based on a 360-day year, are due monthly in the amount of $36,667 during the initial term. Assuming no prepayment of the Mezz Loan is made, the unpaid principal balance due on the loan at maturity will be $4 million. The Mezz Loan may be prepaid at any time, subject to certain additional payments.

In connection with the Senior Loan and Mezz Loan, the Company incurred approximately $405,000 in loan costs. These costs have been capitalized and are being amortized as interest expense over the term of the loan.

Heritage Commons IV is 100% leased to Mercedes-Benz Financial Services USA, LLC, a full-service automotive finance company (the “MB Lease”). The MB Lease expires on September 30, 2018, and may be renewed at the option of the tenant for two additional terms of five years each. Monthly base rent on the MB Lease is $286,213, annualized base rent is approximately $3.4 million, and the effective annual base rent per leased square foot is

$20.90 per square foot. Commencing on October 1, 2013, the annual base rent will increase to $320,586 per month for an annualized base rent of approximately $3.9 million or $23.41 per square foot.

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

2.	Pro Forma Transaction (continued)

The tenant also is responsible for payment of certain electrical expenses and operating expenses in excess of a specified amount for Heritage Commons IV, subject to caps on certain expenses. The lease is accounted for as an operating lease; therefore, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations as incurred. Scheduled rental payments are recognized on a straight-line basis over the lease term so as to produce constant periodic rent in accordance with GAAP. Tenant reimbursements represent additional rental revenue and are recognized in the period in which the related expenses are incurred.

3.	Related Party Transactions

Pursuant to the advisory agreement and the Company’s sub-advisory agreement, the Advisor or the Company’s sub-advisor receives investment services fees equal to 1.85% of the purchase price of properties for services rendered in connection with the selection, evaluation, structure and purchase of assets. In connection with the acquisition of the Samsonite Property and the Worms and Gutersloh Properties, the Company incurred approximately $1.0 million in investment services fees payable to the Advisor. In addition, the Advisor is entitled to receive a monthly asset management fee of 0.08334% of the real estate asset value (as defined in the agreement) of the Company’s properties as of the end of the preceding month.

Pursuant to a master property management agreement, CNL Global Income Managers, LLC (the “Property Manager”) receives property management fees and oversight fees for the management of the Company’s properties. In connection therewith, the Company has agreed to pay the Property Manager fees as follows:

Property	% of Gross Receipts
Heritage Commons III	3.0%
Heritage Commons IV	3.0%
Samsonite Property	2.2%
Worms and Gutersloh Properties	4.5%

In March 2012, the Company’s board of directors approved an Expense Support and Conditional Reimbursement Agreement with its Advisor (the “Expense Support Agreement”) whereby, effective April 1, 2012, reimbursement of operating-related personnel expenses and asset management fees to the Advisor and its affiliates are deferred and subordinated until such time, if any, that (i) cumulative modified funds from operations (as defined in the Expense Support Agreement) for the period April 1, 2012 through the applicable determination date exceeds (ii) distributions declared to stockholders for the same period. Such reimbursements and payments are further subordinated to the Company’s total operating expenses being within the 2%/25% guideline limitations as such terms are defined in the advisory agreement. For purposes of the above subordinations, all or a portion of the deferred amounts may be paid only to the extent it does not cause the applicable performance measurement to not be met inclusive of the conditional reimbursement amount. The Expense Support Agreement is terminable by the Advisor, but not before March 31, 2013, and any deferrals are eligible for conditional reimbursement for a period of up to three years from the applicable determination date. Any amounts deferred that have not met the conditions of reimbursement within the time period established in the Expense Support Agreement will be permanently waived by the Advisor and the Company will have no obligation to pay such amounts.

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

4.	Adjustments to Pro Forma Consolidated Balance Sheet

The adjustments to the pro forma consolidated balance sheet represent adjustments needed to the Company’s historical results to present the Company’s financial condition as if the Samsonite Property was acquired on September 30, 2012.

(1)	Represents the acquisition of the Samsonite Property, including debt assumed and deposits applied, as described in Note 2.

(2)	Represents additional loan costs incurred in connection with the assumption of the Mortgage Loan described in Note 2.

(3)	Represents acquisition fees and acquisition expenses, as well as other expenses paid at closing, incurred subsequent to September 30, 2012, including the investment services fee payable to the Company’s Advisor in connection with the closing of the Samsonite Property as described in Note 2.

5.	Adjustments to Pro Forma Consolidated Statements of Operations

The adjustments to the pro forma consolidated statements of operations represent adjustments needed to the Company’s historical results to present operating results as if Heritage Commons III, Heritage Commons IV, the Samsonite Property and the Worms and Gutersloh properties were owned for the full Pro Forma Periods.

(a)	Represents rental income on a straight-line basis for the applicable Pro Forma Periods.

(b)	Represents the reversal of acquisition fees and expenses recognized during the nine months ended September 30, 2012 related to the October 2012 acquisition of the Samsonite Property and the September 2012 acquisition of the Worms and Gutersloh Properties that are nonrecurring charges directly related to the pro forma transaction. Represents the reversal of acquisition fees and expenses recognized during the year ended December 31, 2011 related to the acquisition of Heritage Commons III and Heritage Commons IV. The pro forma adjustment does not include the reversal of acquisition fees and expenses related to any other acquisitions.

(c)	Represents the amount needed to adjust property management fees due to the Property Manager as described in Note 3 for the applicable Pro Forma Periods.

F – 11

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

5.	Adjustments to Pro Forma Consolidated Statements of Operations (continued)

(d)	Represents depreciation and amortization expense computed using the straight-line method over the estimated useful lives of the related assets for applicable Pro Forma Periods as follows:

		Pro Forma Adjustments
	Estimated Useful Life	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Land	Not applicable	$—	$—
Land improvements	15 years	112,287	55,565
Building and improvements	39 years	1,634,261	594,301
In-place lease	(1)	3,183,813	1,124,364
Tenant improvements	(2)	625,313	44,540

		5,555,674	1,818,770
Amounts recorded in historical financial statements		962,146	—

Adjustment		4,593,528	$1,818,770

Above market lease	(2)	$200,188	$122,055

Footnote

(1)	The estimated useful life of the in-place lease intangibles on the Samsonite Property is 7.16 years, on Heritage Commons III is 8 years, on Heritage Commons IV is 7.83 years and on the Worms and Gutersloh Properties is 8.58 years.

(2)	The estimated useful life of the above market lease intangibles and tenant improvements on the Samsonite Property is 7.16 years, on Heritage Commons III is 8 years and on Heritage Commons IV is 7.83 years.

Amortization expense related to above market leases is treated as a reduction to rental income for GAAP purposes. Other depreciation and amortization expense is treated as an expense in the pro forma statements of operations.

(e)	Represents asset management fees for the applicable Pro Forma Periods due to the Advisor as described in Note 3.

(f)	Represents interest expense and amortization of loan costs relating to the indebtedness as described in Note 2 for the applicable Pro Forma Periods as follows:

		Pro Forma Adjustments
	Property	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Interest expense and loan cost amortization	Heritage Commons III	$318,016	$—
Interest expense and loan cost amortization	Heritage Commons IV	1,478,481	—
Interest expense and loan cost amortization	Samsonite Property	1,784,654	1,312,940
Interest expense and loan cost amortization	Worms and Gutersloh Properties	206,841	142,183

		$3,787,992	$1,455,123

F – 12

GLOBAL INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

5.	Adjustments to Pro Forma Consolidated Statements of Operations (continued)

(g)	Represents additional asset management fees deferred under the Expense Support Agreement as described in Note 3.

(h)	Represents the adjustment for income tax expense for the Worms and Gutersloh Properties at the effective tax rate for the operations located in Germany at 15.8%

(i)	As a result of Heritage Commons III, Heritage Commons IV, the Samsonite Property and Worms and Gutersloh Properties being treated in the Pro Forma Consolidated Statements of Operations as operational since January 1, 2011, the Company assumed approximately 1,801,000 shares issued during 2011 and an additional 2,324,000 shares of common stock which were sold during 2012 in connection with its Offering, were available for the purchase of Heritage Commons III, Heritage Commons IV, the Samsonite Property and the Worms and Gutersloh Properties and have been presented as outstanding as of January 1, 2011. Consequently, the weighted average number of shares outstanding for the Pro Forma Periods was adjusted to reflect this amount of shares being issued on January 1, 2011 instead of the actual dates issued during 2011 and 2012, and were treated as outstanding for the full Pro Forma Periods. Pro forma earnings per share were calculated based on the weighted average number of shares of common stock outstanding, as adjusted.

F – 13